
05009241

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Esprit Energy Trust

*CURRENT ADDRESS 900-606 4th Street, S.W.
Calgary, Alberta T2P 1T1

PROCESSED
JUN 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34890 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DATE: 6/23/05

THE ABILITY TO BRING PRODUCTION ON STREAM QUICKLY AND EFFICIENTLY IS LARGELY A FUNCTION OF ACCESS TO INFRASTRUCTURE.



Within our operating areas, Esprit owns and controls substantial production infrastructure including gathering systems to connect the natural gas to the processing facilities where the gas is cleaned for distribution to end users. Esprit is one of few companies with expertise in handling and processing sour gas. Our Olds sour gas plant is a specialized processing facility.


ESPRIT ENERGY TRUST 2004 ANNUAL REPORT

Olds Gas Plant 18:42 hrs

TAKE A CLOSER LOOK.

WHAT YOU'LL SEE IS AN ENERGY TRUST THAT HAS A STRONG ASSET BASE, A HIGHLY QUALIFIED TEAM OF PEOPLE AND A DISCIPLINED APPROACH TO DOING BUSINESS. WE HAVE ONE OF THE HIGHEST NATURAL GAS WEIGHTINGS IN THE INDUSTRY, MANY UNTAPPED OPPORTUNITIES AND AN ENVIABLE RESERVE LIFE INDEX OF 12 YEARS THAT MAKE ESPRIT A SUSTAINABLE INVESTMENT. THE MORE YOU LOOK, THE MORE YOU'LL LIKE.

ESPRIT ENERGY TRUST was formed on October 1, 2004 from the reorganization of Esprit Exploration Ltd. The Trust was created with 90 percent of its previous assets and resulted in a natural gas weighted income trust with long-life, lower risk assets. Esprit Energy Trust is focused on maintaining production levels and providing sustainable cash distributions to its unitholders.

FINANCIAL HIGHLIGHTS – TRUST ASSETS ONLY ($000s, except per unit)*		Q4 2004
Oil and gas revenue		44,419
Cash flow		23,791
Per unit – basic		0.60
Per unit – diluted		0.56
Cash distributions		16,788
Per unit		0.42
Net earnings		12,179
Per unit – basic		0.31
Per unit – diluted		0.29
Weighted average trust units (thousands)	– basic	39,866
	– diluted	42,313
Long-term debt		86,875
Unitholders' equity		209,306

OPERATIONAL HIGHLIGHTS – TRUST ASSETS ONLY**		2004
Production		
Natural gas (mcf/d)		56,237
Natural gas liquids (bbl/d)		1,268
Oil (bbl/d)		549
Total (boe/d)		11,190
Finding and development costs ($/boe)	– proved	16.23
	– proved plus probable	17.67
Finding, development and acquisition costs ($/boe)	– proved	7.98
	– proved plus probable	8.92
Reserve Life Index (years)	– proved	9.4
	– proved plus probable	12.1
Reserve replacement ratio (percentage)	– proved producing	121
	– total proved	110
	– proved plus probable	104
Reserves (mmboe)		
Proved producing		30.6
Total proved		38.2
Total proved plus probable		49.4

* Financial highlights are for the three months since the Trust's inception (October 1, 2004 to December 31, 2004).

** Operational highlights exclude assets not transferred to the Trust after the reorganization.

2004 NET RESERVE ADDITIONS



Production
Proved plus probable additions
Proved additions
Proved producing additions
(mmboe)
4.1
4.2
4.1
4.5
4.1
4.9

Additions are before acquisitions and dispositions

TOTAL PROVED RESERVES



Proved developed non producing
Proved producing
Proved undeveloped
(mmboe)
1.73
5.88
30.57

GAS PRICES



NYMEX US$/mmbtu
AECO C$/GJ
1.75
2.50
2.42
2.18
2.34
4.58
5.12
3.68
5.81
6.44
1.24
1.54
1.87
1.84
2.35
4.27
3.68
3.46
5.51
6.07
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

2004 WAS A YEAR OF POSITIVE CHANGE FOR ESPRIT. We began the year as Esprit Exploration Ltd., an intermediate exploration and production company, and in October 2004 we restructured to become Esprit Energy Trust. The driving force behind this reorganization was the ability to create additional shareholder value by achieving typically higher trust valuations and the recognition that the majority of Esprit's assets were a natural fit for an income trust. This strategy was very successful in increasing shareholder value; during 2004. Shareholders realized a total return of 47 percent. This return calculation includes the price of Esprit Energy Trust Units at December 31, 2004, cash distributions paid during 2004 and the price of ProspEx Resources Ltd. ("ProspEx") common shares at December 31, 2004, relative to the former Esprit Exploration Ltd. share price at December 31, 2003. ProspEx is a junior exploration company which was formed from the majority of the exploratory assets of Esprit Exploration during the restructuring.

We believe Esprit Trust is a uniquely attractive trust within the oil and gas energy trust sector. Three attributes – our assets, our people and our disciplined approach to business are what we believe set us apart.

LONG-LIFE, NATURAL GAS WEIGHTED ASSETS

As with any oil and gas trust, our assets are the foundation of our business and we believe Esprit Trust has a solid foundation on which to build a successful and long-life energy trust. We are in the enviable situation of having a longer than industry average reserve life of 12 years (proved plus probable) and 85 percent of our production is in the form of natural gas which positions us well to take advantage of the strong North American natural gas prices. Esprit also has a ready inventory of development opportunities with significant amounts of undeveloped land and infill and up-hole drilling opportunities in our existing core areas.

HIGH CALIBRE, EXPERIENCED TEAMS

We have a strong team of people who bring a diversity of thinking to Esprit Trust. These people know our assets and know the oil and gas business. Of the 80 people currently employed by us, 45 work out of our Calgary head office and another 35 work in our field offices and locations. Many of our field operators are long-term employees – their knowledge of our assets and systems help us bring on new production efficiently. Our approach is to integrate business skills and technical expertise. We put together teams of people who combine technical and operational skills with our business know-how to achieve the maximum value from our assets for our unitholders.

DISCIPLINED BUSINESS APPROACH

Esprit Trust aims to maximize long-term value for our unitholders. We are focused on efficiently producing our reserves through the effective application of sound technology and an emphasis on cost control. All our activities, and particularly, our selection of drilling opportunities are evaluated for their potential return before we make an investment. Our balance sheet is strong and allows us the flexibility to run our business on a day-to-day basis and also take advantage of opportunities as they arise. We are always selectively evaluating acquisitions, looking for those that will enhance our asset base and are accretive for our unitholders.

OUR VISION FOR ESPRIT

Esprit Trust is one of the newer energy trusts in the market at the end of 2004 but we believe this organization will be one of the long-standing and successful trusts in years to come. Our business model is designed to maximize long-term value for unitholders and to provide sustainable cash distributions. To meet these goals we will continue to focus on the efficient production and exploitation of our existing asset base and leverage our undeveloped land base to help maintain our production level. We will also pursue value-adding acquisition opportunities to maintain and grow our asset base. Esprit Trust is committed to being a good neighbour and employer. We place significant emphasis on the safety of our operations and their impact on the communities and environment they are located in. Our people are a vital part of our business and we will continue to reward the performance of our employees and aim to provide a motivating and empowering atmosphere for our teams.

2004 HIGHLIGHTS

Even though 2004 was a busy year with our conversion to a trust, it was business as usual for our operations. Approximately 90 percent of the assets of the former Esprit Exploration Ltd. remained with Esprit Trust and our operations and technical staff successfully completed their plans for the year.

Our comments on 2004 will focus on those core properties and assets – the 90 percent which now make up Esprit Trust's assets. For the purpose of this annual report, we have carved out from the 2003 comparative numbers those figures associated with ProspEx which is the exploration company created at the same time as our conversion from the remaining 10 percent of the former Esprit Exploration Ltd. assets. We believe these are the most meaningful comparisons and commentary for readers who wish to better understand Esprit Trust's business.

Production from Esprit Trust's assets was up two percent in 2004 as compared to 2003. While this is somewhat satisfying, operational reliability problems, water intrusion and sand problems in Saskatchewan, wet weather and some disappointments with drilling results at High River kept production from meeting our full expectations. We expect to resolve the operational issue by mid-year 2005, in large part during the course of the major maintenance shut down at the Olds plant in May. These problems do not reflect on the size or quality of Esprit Trust's reserves and asset base.

We spent a total of $34.5 million on capital expenditures net of the $37.6 million received from the disposition of non-core assets and minor acquisitions, drilled 50 gross wells with a success rate of 84 percent and added more reserves than Esprit Trust produced in 2004. Our finding and development costs for the year were $16.23 per barrel of oil equivalent (boe) on a proved basis and $17.67 per boe on a proved plus probable basis. Including acquisitions and dispositions, this cost decreases to $7.98 per boe proved and $8.92 per boe proved plus probable. In 2004, the majority of oil and gas trusts experienced an inflationary environment for drilling and completion costs and also for acquisitions which drove up finding, development and acquisition ("FD&A") costs. FD&A costs will continue to be a key focus area for Esprit.

Our reserve replacement in 2004 was a solid 121 percent on a proved producing basis and 110 percent and 104 percent respectively on a total proved and total proved plus probable basis. This means that we replaced more reserves than we produced during the year. In fact we added additional reserves and maintained our reserve life at 12 years.

Our balance sheet remained strong throughout the year with debt levels at approximately one times cash flow.

Netbacks for the last quarter of the year, since we became a trust, averaged $24.16 per boe. Our natural gas sales price was strong, averaging $0.27 per gigajoule above the Alberta Reference Price for the fourth quarter but was somewhat offset by higher royalty and operating costs. Royalty costs increased as a result of higher sales prices, operating costs increased mostly due to the operational difficulties at our Olds processing plant. With plans for improving the operational reliability at Olds and other efficiency improvements, we expect our operating costs to drop to $7.00 per boe in 2005 from $8.10 in the last quarter of 2004.

THE YEAR AHEAD

We have approved a capital expenditure budget for 2005 of $40 million with $22 million of that amount focused on exploitation and development drilling. Most of the opportunities are at Olds and include five deeper wells in the main Wabamun zone and 17 wells in shallower up-hole locations. These up-hole zones have proved to be very successful over the past 12 months. Overall we expect to drill approximately 40 gross wells in 2005. We also plan to spend $14 million on facilities. This number is approximately $5 million higher than we anticipate spending in a normal year because it includes the scheduled facilities enhancements at Olds to improve the operational reliability of the processing plant. The Olds plant is shutdown for a major maintenance turnaround once every three years.

We expect our 2005 capital program, combined with production from our current properties will result in an average production level of 11,000 barrels of oil equivalent per day. Esprit Trust intends to pursue acquisitions during 2005 which should allow us to add production and new core areas to our existing portfolio of assets, gaining diversification and added reserves.

2004 was a challenging and eventful year and we could not have achieved the value creation for our shareholders and unitholders without the tremendous contribution and teamwork from the Esprit team – our employees and the members of the Board of Trustees. We would like to thank the entire team for their dedication and commitment and our unitholders for your support and the trust you have placed in us. We look forward to sharing years of success and increased value for our unitholders in 2005 and beyond.

Stephen J. Savidant
President and Chief Executive Officer
February 16, 2005

2005 WILL BE A YEAR FOR US TO DEVELOP OUR EXISTING ASSETS, EXPAND OUR SKILLS IN NEW AREAS AND CONTINUE TO DEMONSTRATE OUR SUSTAINABLE BUSINESS MODEL.

FOR A TRUST TO BE SUCCESSFUL, IT MUST HAVE A STRATEGY TO EFFICIENTLY CONVERT ITS ASSETS INTO CASH FLOW AND DISTRIBUTIONS.

Esprit's business strategy begins with the core properties where our operations are focused. Our exploitation teams have identified drilling locations with high probabilities of encountering hydrocarbons that will build value for unitholders. This probability is determined through analysis of technical data combined with assessment of the ability to bring production on stream reasonably quickly and economically. This process of integrating data with business expertise and financial discipline form the basis of Esprit's strategy.



Olds plant infrastructure 19:20 hrs


Rig #4E in Didsbury, Alberta 15:00 hrs.

EXPLOITATION IS ESSENTIALLY THE SEARCH FOR HYDROCARBONS WITHIN A RISK-MANAGED ENVIRONMENT.

Exploitation involves drilling for oil and gas in areas where there is a high probability of success, supported by historical drilling data. As a trust, Esprit pursues an exploitation strategy in our areas of operations to optimize our existing infrastructure and further develop our oil and gas assets to ensure we maximize the value of our assets. In 2004, we drilled 50 gross wells with an 84 percent success rate.



R1W5
R29
R28
HIGH RIVER
T19
T18
T17
T16
Esprit Land
2004 Esprit Wells
Esprit Pipelines
Esprit Facility

2004 KEY FACTS

42,521 TOTAL NET ACRES

39,567 NET UNDEVELOPED ACRES

370 BOE/D PRODUCTION

$9.7 MILLION CAPITAL EXPENDITURES

9 (7 NET) WELLS

2005 FORECAST

700 BOE/D PRODUCTION

$1.0 MILLION CAPITAL EXPENDITURES

1 (1 NET) WELLS

HIGH RIVER

High River is a sweet natural gas area located 80 kilometres south of Calgary. Esprit Trust is the principal working interest owner of over 40,000 acres of land. A significant portion of this land is exploratory in nature and remains undeveloped.

As a trust, we are focused on exploitation and development opportunities rather than exploration, and aim to add value for unitholders by either farming out, selling or trading this undeveloped land.

2004 was a very successful year at High River. Ten gross wells were drilled, including six successful infill wells at East High River. During the year, we spent approximately $10 million with 90 percent of this capital directed towards our drilling program.

Production at High River increased more than 100 percent from 2003, to average 370 boe per day for 2004.

In 2005, our capital budget for this area is $1 million, which will be used to participate in one gross well and to tie-in two wells completed at the end of 2004.

Production is expected to average 700 boe per day in 2005. This increase reflects the inclusion of a full year of volumes from our previous year's successful drilling program.

RESERVES

2003 AND 2004 RESERVES (BEFORE ROYALTIES) RISK ADJUSTED

One hundred percent of Esprit Trust's reserves were evaluated by external independent reserves evaluators, Gilbert Laustsen Jung Associates Ltd. (GLJ), at the end of 2004, as they have been historically. The following table summarizes our reserve estimates at 2003 and 2004. This table is prepared in compliance with National Instrument 51-101 Standards of Disclosure (NI 51-101). Under NI 51-101 proved reserves reflect a 90 percent confidence level that actual reserves recovered should exceed the estimated proved reserves. Proved plus probable reserves reflect a 50 percent confidence level that actual reserves recovered should exceed the estimated proved plus probable reserves.

Proved plus probable reserves at December 31, 2004 were 49.4 mmboe of which 77 percent were classified as proved. Of the proved reserves, 80 percent were proved producing.

86 percent of Esprit Trust's reserves are natural gas, with 99 percent of our reserves located in western, central and southern Alberta.

December 31, 2004 Reserves

Reserve Category	Gas (bcf)	Oil (mmbbls)	NGLs (mmbbls)	Total (mmboe)
Proved producing	157.4	0.4	4.0	30.6
Proved developed non-producing	8.5	–	0.2	1.7
Proved undeveloped	30.5	–	0.8	5.9
Total proved	196.4	0.4	5.0	38.2
Probable	58.3	0.1	1.4	11.2
Total proved plus probable	254.7	0.5	6.4	49.4

December 31, 2003 Reserves (1)

Reserve Category	Gas (bcf)	Oil (mmbbls)	NGLs (mmbbls)	Total (mmboe)
Proved producing	152.3	0.5	3.9	29.8
Proved developed non-producing	8.9	0.2	0.3	2.0
Proved undeveloped	30.7	–	0.9	6.0
Total proved	191.9	0.7	5.1	37.8
Probable	58.5	0.3	1.4	11.5
Total proved plus probable	250.4	1.0	6.5	49.3

(1) Reserve figures exclude any reserves transferred to ProspEx Resources Ltd. during the reorganization from Esprit Exploration Ltd.

NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES (BASED ON FORECAST PRICING AND COSTS)

Esprit Trust's reserves were evaluated using GLJ's January 1, 2005 price forecast. Cash flows are prior to income taxes and general and administrative expenses. Undeveloped land values are not included. Well abandonment and lease reclamation costs have been included only for wells that are forecast to be drilled in the future. The net present values shown below do not necessarily represent the fair market value of the reserves.

	Present Value Discounted			
Reserve Category ($millions)	0%	5%	10%	15%
Proved producing	526.5	383.2	309.0	263.2
Proved developed non-producing	27.8	21.7	17.9	15.3
Proved undeveloped	73.2	41.9	25.3	15.4
Total proved	627.5	446.8	352.2	293.9
Probable	201.2	105.8	65.1	44.2
Total proved plus probable	828.7	552.6	417.3	338.1

GLJ JANUARY 1, 2005 PRICE FORECAST

The pricing assumptions used by GLJ in determining our reserves are summarized in the following table:

Year	WTI Crude Oil ($US/bbl)	Edmonton Light Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)
2005	42.00	50.25	6.60
2006	40.00	47.75	6.35
2007	38.00	45.50	6.15
2008	36.00	43.25	6.00
2009	34.00	40.75	6.00
2010	33.00	39.50	6.00
2011	33.00	39.50	6.00
2012	33.00	39.50	6.00
2013	33.50	40.00	6.10
2014	34.00	40.75	6.20
2015	34.50	41.25	6.30
2016+	+ 2.0% per year	+ 2.0% per year	+ 2.0% per year

RESERVE RECONCILIATION

Proved producing	Gas (bcf)	Oil (mmbbls)	NGLs (mmbbls)	Equivalent (mmboe)
Opening 01/01/04	163.1	0.46	4.08	31.76
Additions	22.2	0.18	0.49	4.37
Revisions	3.8	(0.09)	0.02	0.56
Net additions	26.0	0.09	0.51	4.93
Disposition – CBM[1]	(0.3)	–	–	(0.05)
Disposition – ProspEx	(10.8)	–	(0.14)	(1.97)
Total dispositions	(11.1)	–	(0.14)	(2.02)
Total additions	14.9	0.09	0.37	2.91
Production	(20.6)	(0.20)	(0.46)	(4.10)
Closing 12/31/04	157.4	0.35	3.99	30.57

(1) CBM – Coal bed methane

Total proved	Gas (bcf)	Oil (mmbbls)	NGLs (mmbbls)	Equivalent (mmboe)
Opening 01/01/04	209.0	0.71	5.27	40.82
Additions	23.6	0.14	0.65	4.72
Revisions	1.8	(0.22)	(0.29)	(0.21)
Net additions	25.4	(0.08)	0.36	4.51
Dispositions – CBM[1]	(0.3)	–	–	(0.05)
Dispositions – ProspEx	(17.1)	–	(0.16)	(3.01)
Total dispositions	(17.4)	–	(0.16)	(3.06)
Total additions	8.0	(0.80)	0.20	1.45
Production	(20.6)	(0.20)	(0.46)	(4.10)
Closing 12/31/04	196.4	0.43	5.01	38.17

Total proved plus probable	Gas (bcf)	Oil (mmbbls)	NGLs (mmbbls)	Equivalent (mmboe)
Opening 01/01/04	271.5	1.04	6.71	53.01
Additions	21.2	0.17	0.53	4.24
Revisions	4.0	(0.48)	(0.18)	–
Net additions	25.2	(0.31)	0.35	4.24
Dispositions – CBM[1]	(0.3)	–	–	(0.05)
Dispositions – ProspEx	(21.1)	–	(0.19)	(3.72)
Total dispositions	(21.4)	–	(0.19)	(3.77)
Total additions	3.8	(0.31)	0.16	0.47
Production	(20.6)	(0.20)	0.46	(4.10)
Closing 12/31/04	254.7	0.53	6.39	49.38

(1) CBM – Coal bed methane

Reserve Life Index and Reserve Replacement Ratio

Reserve Life Index is a measure of the longevity of reserves. It is calculated by dividing the total reserves by the annual production rate. The result is the number of years that the reserves base could continue to produce at its current rate. In reality, production levels tend to decline over time and production may continue for a significantly longer time but at lower than current rates.

Reserve Replacement Ratio is a measure of the magnitude of reserve additions. It is calculated by dividing the net reserve additions in the past year by the annual production rate. A company's reserve balance will decline if it does not add as many reserves as it produced during the year. A reserve replacement ratio of at least 100 percent means the company is at minimum maintaining its reserve base.

	2004
Reserve Life Index (years)[1]	
Proved producing	7.5
Total proved	9.4
Total proved plus probable	12.1
Reserve Replacement Ratio (percent)	
Proved producing	121
Total proved	110
Total proved plus probable	104

(1) Reserve life index calculated using a production level of 11,000 boe per day.

Capital Expenditures

In 2004, capital expenditures on our assets were $72.2 million, before $37.6 million in net receipts from acquisitions and dispositions during the year. The breakdown of Esprit Trust's capital expenditures during the year is shown below:



Finding and Development Costs

Finding and development costs are a measure of the cost effectiveness of the Trust and represents the cost to find, develop or acquire reserves. It is expressed on a cost per barrel of oil equivalent basis.

In 2004, Esprit Trust added 4.5 mmboe of proved reserves and 4.2 mmboe of proved plus probable reserves through drilling activities, spending $34.4 million in capital expenditures, including $37.6 million net in receipts from acquisitions and dispositions during the year. We did not acquire any reserves in 2004 however we did dispose of land and minor reserves as part of the sale of our coal bed methane lands in the Three Hills/Swalwell area.

	Capital Expenditures ($000s)	Proved[2] ($/boe)	Proved plus probable[2] ($/boe)
2004 (Trust Assets Only)			
Finding and Development costs[1]	72,039	16.23	17.67
Acquisitions/Dispositions	(37,644)		
Finding, Development and Acquisition costs	34,395	7.98	8.92

(1) Excludes non-operational capital of approximately $152,000

(2) Includes future development capital

	Proved	Proved plus probable
Drilling additions net of revisions (mboe)	4,513	4,237
Total additions including Acquisitions/Dispositions (mboe)	4,460	4,172
Future Development Capital ($000s)[1]		
January 1, 2005	48,409	70,763
January 1, 2004	47,209	67,947
Increase/(Decrease)	1,200	2,816

(1) Discounted at 10 percent

PRICE RISK MANAGEMENT AND MARKETING

PRICE RISK MANAGEMENT CONTRIBUTES TO CASH FLOW STABILITY

Energy commodity prices can fluctuate dramatically with changes caused by world events, weather conditions, supply disruptions and variations in demand. By using price risk management tools, we aim to limit the volatility in our cash flow and in turn bring as much stability as possible to our cash distributions. The impact of our risk management program also flows through to our balance sheet.

Esprit Trust uses a selection of hedging tools to achieve its risk management goals. These tools are selected with the objective of reducing our downside exposure while still allowing us to participate in much of the upside potential of higher commodity prices. As natural gas makes up 85 percent of our production, we focus our risk management program on reducing our sensitivity to fluctuations in natural gas prices.

Our risk management tools include the use of:

- Fixed price contracts – generally no more than one year out
- Floors – limited to no more than 25 percent of production
- Collars – to be utilized over an 18-month period

All contracts in our risk management program are transacted with counter parties with investment grade credit ratings.

The risk management team works within guidelines and a portfolio structure approved by the Board. Generally, the Trust expects to hedge 25 – 35 percent of its natural gas production but may utilize price risk management tools to optimize prices on larger volumes over short periods. In the case of a material acquisition, we may consider using hedges on a larger portion of the acquired production to lock in the transaction economics for up to two years.

VALUE ADDING MARKETING

We have a competitive advantage by having our own marketing group. This team is continually monitoring energy markets and making decisions to manage Esprit Trust's price risk. They have a successful track record of receiving prices higher than the Alberta Reference Price (the average price of all natural gas sold in the province as reported to the government). This advantage flows through to increase our profitability and distributions for our unitholders. During 2004, our sales price averaged $0.24 per gigajoule higher than the estimated Alberta Reference Price. This equates to approximately $5.4 million in additional revenue.

We are committed to ensuring the well being of all our employees, contractors and suppliers involved in our operations. As such, we place significant emphasis on continuously improving our health, safety and environmental programs. We work together with various industry groups, such as the Alberta Government's "Partnerships in Health and Safety" and the Canadian Association of Petroleum Producers' (CAPP) "Stewardship" program to train and prepare our employees to meet the challenges inherent in working in our industry.

We are also committed to providing a safe and informed environment for the residents living in the areas in which we operate. We do this through holding regular open house meetings, personal consultation with landowners, residents and local authorities and by placing a high importance on maintaining strong working relationships within the community. Esprit Trust is part of community advisory panels which meet regularly to identify issues and discuss area development plans.

Routine operations audits are conducted both internally and by third parties to ensure the safety of our field employees. We work hard to communicate the importance of exceeding industry standards and our team approach to maintaining safe, high quality production facilities permeates the organization. We are extremely proud of our safety record, as well as our employees' dedication and recognition of their responsibility to maintain a safe working environment. We proactively assess and manage our emergency response plans and relationships with local residents in the areas in which we operate. We continue to advance our safety systems to meet the operational challenges inherent in petroleum exploitation and production.

COMMUNITY INITIATIVES

Esprit Trust is working together with rural Alberta to safely and responsibly develop the province's resources.

We are committed to playing an active role in the communities in which we operate, and promoting a constructive working relationship with local residents. Most of our field employees live and work in these areas, and are actively involved in sports programs, school initiatives and everyday community activities. We consider them our best ambassadors for the Trust.

Esprit Trust financially contributes to over 40 educational and sports groups in our areas of operations. We believe in supporting as many of these groups as possible. We support Fire Prevention and Drug Awareness programs in elementary schools and contribute office supplies and computers through our "Donated Computer Program". Our staff and land agents actively support the Olds College Land Agents program and Land Administration program through scholarships, involvement with the Land Agents Advisory Board and participation in class seminars.

The Trust also contributes to over 35 institutions and charities in the Calgary area including Mount Royal College, Galileo Educational Network, Junior Achievement of Southern Alberta, Alberta Children's Hospital and Hull Family Services. The Esprit team enthusiastically participated in this year's United Way Campaign in Calgary. Together, Esprit Trust and its 45 Calgary-based employees and contractors raised $135,000 for the United Way.

This MD&A has been prepared as of March 17, 2005.

The following discussion and analysis of financial and operating results should be read in conjunction with the audited consolidated financial statements of Esprit Energy Trust (the "Trust") for the twelve months ended December 31, 2004 (contained in this annual report) and the audited consolidated financial statements and the MD&A for the year ended December 31, 2003. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the Plan of Arrangement effective October 1, 2004.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to net sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable to similar measures for other entities. The following non-GAAP measures are used:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). Long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Total boes are calculated by multiplying the average daily production by the number of days in the period. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A.

Esprit's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A, including:

- Volatility in market prices for oil and natural gas;
- Risks inherent in our oil and gas operations;
- Geological, technical, drilling and processing problems;
- General economic conditions;
- Governmental regulations;
- Fluctuation in foreign exchange or interest rates;
- Unanticipated operating events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third party consents and approvals, when required;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this MD&A.

PLAN OF ARRANGEMENT

On October 1, 2004 the Company completed a reorganization by Plan of Arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The Arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of the Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities.

The Trust effectively acquired approximately 90 percent of the producing assets of the former Company. The remainder of the properties of the Company were transferred to ProspEx and consist of certain producing and prospective natural gas weighted assets and undeveloped land. After giving effect to the Arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and as such, will not be comparable for all periods presented.

Pursuant to the Arrangement, the following net assets were transferred to ProspEx:

Property, plant and equipment	$	38,843
Future tax asset		8,353
Long-term debt		(10,655)
Asset retirement obligation		(3,492)
Net assets transferred	$	33,049

VISION, CORE BUSINESS AND STRATEGY

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principle properties are in Alberta and Saskatchewan. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately five percent of total production at December 31, 2004.

The Trust distributes a large percentage of its cash flow to unitholders. Cash flow not distributed in excess of distributions is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production. At year end 2004, the Trust has approximately 165,000 net acres of undeveloped land available for future development and exploitation.

The Trust's strategy is to maintain stable distributions and maximize long-term value for unitholders. Where necessary, the Trust will participate with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

In assessing its performance, the Trust looks at five performance drivers relative to industry benchmark data:

- Total Unitholder Return – the return to unitholders resulting from the combination of monthly distributions and unit price performance.
- Reserve Replacement Ratio – a measure of the Trust's ability to replace production by adding new oil and gas reserves.
- Finding, Development and Acquisition Costs – when expressed on a "per boe" basis, finding, development and acquisition costs indicate the cost to the Trust of each barrel of reserves added.
- Price Received – comparing the price it receives for its product to various market indices, the Trust is able to judge its ability to obtain premium prices for its product.
- Cash Flow – a measure of the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow is a useful indicator of the results of the Trust's principle business activities prior to the consideration of how those activities are financed or how the results are taxed.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

NET EARNINGS AND CASH FLOW

($000s except per unit amounts)	2004	2003	2002
Net earnings	28,099	38,779	1,638
Cash flow	86,777	92,260	32,039
Net earnings per unit – basic	0.70	0.97	0.05
Net earnings per unit – diluted	0.68	0.97	0.05
Cash flow per unit – basic	2.17	2.32	0.91
Cash flow per unit – diluted	2.11	2.31	0.91
Basic weighted average units	40,023	39,805	35,188
Diluted weighted average units	41,050	40,003	35,373
Cash distributions per unit	0.42	–	–
Special payment per share	0.22	–	–

Cash flow for the year was $86.8 million, down $5.5 million or six percent from 2003. Increased revenues due to higher prices and volumes were more than offset by the transfer of certain producing properties to ProspEx, Plan of Arrangement costs and higher operating costs and royalties.

Net earnings for the year of $28.1 million were down 28 percent from 2003, largely due to the same factors that impacted cash flow: higher royalties, operating costs and Plan of Arrangement costs. The positive earnings impact of lower future and current income tax expense was largely offset by higher depletion expense. These items are discussed in more detail below.

OIL AND NATURAL GAS REVENUE

	2004	2003	2002
Oil and gas revenue ($000s)	184,649	170,078	99,388
Production volumes			
Natural gas (mcf/d)	62,162	60,419	52,141
Natural gas liquids (bbl/d)	1,324	1,378	1,374
Oil (bbl/d)	540	554	685
Total (boe/d)	12,225	12,002	10,750
Sales prices			
Natural gas ($/mcf)	6.68	6.46	4.05
Natural gas liquids ($/bbl)	53.68	44.49	31.73
Crude oil ($/bbl)	33.70	25.82	27.49

Oil and natural gas revenue for 2004 was $184.6 million, up nine percent from $170.1 million in 2003. This increase was due to a six percent rise in overall commodity prices received by the Trust combined with a two percent increase in production volumes.

PRODUCTION

Total equivalent production for 2004 of 12,225 boe per day represents a two percent increase over the full year 2003 production.

Esprit's full year average natural gas production of 62.2 million cubic feet ("mmcf") per day reflects a three percent increase over 2003 natural gas production of 60.4 mmcf per day. The production increases, which were achieved through tie-in of new wells in the Medallion, West Central Alberta, High River and Swalwell areas and compression added at Blackstone were offset by the decrease in production resulting from natural declines and the loss of production from properties that were transferred to ProspEx.

Natural gas liquids ("NGL") production of 1,324 bbls per day has remained relatively consistent with NGL production during 2003 of 1,378 bbls per day. Average NGL production for the year did not increase in proportion to natural gas production in 2004 due to the impact of a scheduled turnaround at the Olds liquids processing plant in the third quarter of 2004. The turnaround reduced liquids production for approximately one month; however, the product was sold in the gas stream resulting in higher heat content in the gas and recovery of lost NGL revenue via higher natural gas prices.

In 2004, oil production averaged 540 bbls per day, a decrease of three percent compared to 2003. During September and October of 2003 the Company's Saskatchewan oil production was temporarily shut in to facilitate the infill drilling program in the area with production being restored for the first two quarters of 2004. However, during the third quarter of 2004 the Company's oil production in Saskatchewan encountered water intrusion and sand problems. Production from these wells has not recovered to previous levels and is not expected to return to the levels seen in the first half of 2004.

Total average production is estimated to average 11,000 boe/d in 2005. Eighty-six percent of the production is anticipated to be natural gas. The Trust expects to be able to maintain stable production levels in 2005 through exploitation of its significant undeveloped land base and internally generated drilling prospects.

Prices and Product Marketing

During 2004, average natural gas prices received were higher than in either of the two preceding years. In 2004, the Company's marketing activities resulted in an average price of $6.68 per mcf at the plant gate. This is $0.24 per gigajoule higher than the expected Alberta Reference Price for the year. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The average 2004 price received for natural gas is up three percent to $6.68 per mcf compared to the average 2003 price of $6.46 per mcf.

The average NGL price received in 2004 of $53.68 per bbl is up 21 percent from 2003. Esprit includes sulphur revenue in the calculation of the average NGL sales price. Sulphur prices have been strong in 2004, contributing $0.82 per bbl to the 2004 average NGL price received by Esprit.

Esprit's average oil price in 2004 was $33.70 per bbl, which is up 31 percent compared to the full year of 2003. While oil prices were strong throughout 2004 and 2003, the prior year's oil price was impacted by hedging losses of approximately $2.00 per bbl.

As part of its risk management policy, Esprit enters into commodity price derivative contracts to provide downside price protection, manage cash flow and improve the stability of distributions. When compared to market indices, 2004 natural gas hedging activities reduced gas revenue by $0.8 million ($0.04 per mcf) and by $3.3 million ($0.15 per mcf) in 2003. There were no oil hedging activities in 2004, whereas 2003 oil hedging activities reduced revenue by $0.4 million.

Entering 2005, the Company has none of its crude oil production and 12 percent of its annual natural gas production hedged via fixed price contracts. An additional six percent of natural gas volumes are protected via gas price collars. At December 31, 2004 the estimated fair value of these contracts was $4.3 million.

Energy commodity prices can fluctuate due to changes in the geopolitical environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility of its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Audit Committee of the Board of Trustees meets with management quarterly to review the Trust's hedging strategy and the hedges in place. The Trust expects that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price or upside limiting hedges at any point in time. In the case of a material acquisition, it may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. However, in the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Royalties

Royalty expense of $44.5 million for the full year of 2004 increased from the prior year's royalty expense of $38.8 million in proportion with revenue. The total royalties as a percentage of revenue in 2003 were 23 percent while in 2004 they were 24 percent. The increase in the average royalty rate is due to the fact that the properties transferred to ProspEx had relatively low royalty rates. As the fourth quarter of 2004 does not include these lower rate properties, the average royalty rate in the fourth quarter is higher than the historical rate, impacting the 2004 full year royalty rate. The royalty rate for 2005 is expected to be approximately 24 percent.

Operating Costs

Esprit's full year operating costs were $35.1 million or $7.86 per boe compared to $27.8 million or $6.34 per boe for the full year of 2003. The increase in operating costs in 2004 was due to significant compressor maintenance costs at Olds, an increase in the scope of work, and the associated accrued costs, related to the Olds plant turnaround scheduled for May 2005, repairs to the liquids plant at Olds, increases in electricity costs and well workovers in Saskatchewan. The majority of these additional costs were incurred in the third quarter of 2004 and resulted in per unit costs of $8.69 per boe in that quarter. Fourth quarter 2004 operating costs were $8.10 per boe. Costs are expected to continue to decrease during 2005 to average $7.00 per boe for the full year of 2005 due to increased revenue from processing third party volumes and lower chemical and methanol usage.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization ("DD&A") expense in 2004 was $44.9 million, or $10.06 per boe, up from $38.1 million or $8.69 per boe in 2003. The increase in DD&A expense is a result of an increase in the depletion rate combined with an increase in production volumes. Contributing to the increase in the depletion rate was the transfer of a significant portion of the Company's undeveloped properties to ProspEx. In the calculation of DD&A expense, these amounts are excluded from the depletable asset base. As a result, the Trust must apply a higher depletion rate to its production in determining its DD&A expense. The anticipated future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

Interest Expense

Interest expense in 2004 of $3.2 million is down very slightly from $3.3 million in the prior year. The increase in average long-term debt compared to 2003 was offset by decreased average interest rates experienced by the Trust. The average rate on the utilized portion of the credit facility was 3.4 percent in 2004 compared to 4.6 percent in 2003.

General and Administrative

Full year net general and administrative expenses decreased three percent to $5.0 million in 2004 from $5.2 million in 2003. Per unit general and administrative expenses for the full year were $1.12 per boe compared to $1.18 per boe in 2003. The reorganization of the Company into an income trust as well as increased regulatory reporting requirements are expected to put additional upward pressure on general and administrative expenses. Per unit general and administrative costs are expected to average $1.45 per boe in 2005.

Plan of Arrangement Expenses

The Company made $8.4 million in payments to employees and officers including employee termination costs, employee retention payments and transaction bonuses. These costs were expensed on the statement of earnings and deficit in the third quarter of 2004.

Income Taxes

Esprit has not paid any current income taxes in 2004, with the exception of Federal large corporations tax and Saskatchewan capital tax.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made from the operating company to the Trust and the Trust ultimately transfers both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

At the end of 2004, the Trust has tax pools of approximately $306 million available for deduction against future taxable income. Approximately $120 million of the 2004 tax pools can be claimed at the Trust level, while the remaining $186 million can be claimed by the operating company.

Capital Expenditures

Net capital expenditures for the year of $85.0 million are down 26 percent from 2003. In August 2004 the Company sold to an unrelated third party certain prospective coalbed methane and shallow gas properties in central Alberta for $37.7 million. Excluding this disposition, capital expenditures were $122.6 million, an increase of seven percent or $8.4 million from 2003; reflective of Esprit's aggressive capital program in the first three quarters of 2004; $65.6 million was spent on exploration and development, $36.1 million on facilities, $16.8 million on land and lease rentals, $3.7 million on capitalized general and administrative costs, $0.2 million on the East Coast property and $0.2 million on other office assets. Excluding amounts spent on assets that were transferred to ProspEx Resources, capital expenditures were $72.2 million.

As a Trust, capital spending is scaled back significantly, focusing on the development of existing assets. The 2005 guidance for capital spending before acquisitions is $40 million. The Trust will spend approximately $22 million on drilling activities, $14 million on facilities, and $4 million on land and other capital.

The Company maintains a focus on acquisitions and continues to pursue these opportunities. However, due to the unpredictability of occurrence and the uncertainty of the magnitude if any such transaction were to occur, the Company has not made any provision for acquisitions in its 2005 capital budget.

SUBSEQUENT EVENT

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a Plan of Arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets will be transferred to a separate exploration and coalbed methane development company to be owned by the existing shareholders of Resolute. The Board of Directors of Resolute will call a Special Meeting of Shareholders to approve the plan of arrangement. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units. On a combined basis, Esprit estimates net debt will be approximately $150 million after the close of the transaction. The assets acquired through this transaction would increase Esprit's production by approximately 60 percent and reduce the Trust's dependence on the Olds area. The Resolute assets are predominantly sweet, natural gas properties and would increase the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves would be added to Esprit's asset base as a result of this acquisition.

LIQUIDITY AND CAPITAL RESOURCES

($000s except ratios)	2004	2003	2002
Total assets	$ 383,527	$ 383,837	$ 317,230
Total long-term liabilities	$ 116,605	$ 88,278	$ 60,798
Long-term debt	$ 86,875	$ 70,319	$ 48,480
Working capital deficiency	$ 16,140	$ 1,270	$ 2,845
Net debt	$ 103,015	$ 71,589	$ 51,325
Long-term debt to cash flow (times)	1.00	0.76	1.52
Long-term debt to equity	0.42	0.26	0.21
Outstanding units	40,183	39,924	38,799

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. In 2004, 70 percent of the Company's capital program was funded through cash flow and 30 percent through issuance of long-term debt. As at December 31, 2004, total long-term debt was $86.9 million reflecting a 1 times long-term debt to cash flow ratio. While higher than the prior year's long-term debt to cash flow ratio of 0.76, this is still relatively low when compared to Esprit's peers. The Trust has a $150 million credit facility leaving $63.1 million of unused bank borrowing capability at the end of 2004. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended. A drastic drop in estimated reserves or estimated future prices could result in the loan facility not being renewed or a decrease in the loan facility. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions would be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as a result of the 2005 capital program and sustained cash distributions exceeding cash flow. An acquisition or volatility in commodity prices would impact this forecast. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

As at February 15, 2005, the Trust had 42,168,691 trust units and exchangeable shares outstanding, comprised of 12,399,507 Class A Trust Units and 27,805,226 Class B Trust Units, and 1,963,958 exchangeable shares outstanding. 2,053,259 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at February 15, 2005. During 2004, a total of 0.4 million exchangeable shares were exchanged for trust units.

CASH DISTRIBUTIONS

The Trust's current distribution policy incorporates the Trust retaining approximately 25 percent of cash flow to finance capital expenditures. The capital program is expected to be financed from this retained cash flow and additional drawdowns on the bank facility. In the event that commodity prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that commodity prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program.

Esprit pays distributions monthly, to unitholders of record at the end of each month. Distributions are paid on the 15th of the following month. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and the amount of capital expenditures to be funded from cash flow.

Cash distributions of $0.42 per unit were declared and paid for 2004. Of this amount, $0.28 per unit was paid in 2004, and $0.14 per unit was paid on January 17, 2005. Cash flow for the period October 1, 2004 to December 31, 2004 was $0.56 per diluted unit. This represents a payout ratio of approximately 75 percent of cash flow on a per unit basis for 2004. Thirty-five percent of the distribution represents a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders.

For individual unitholders in the United States, the Trust has calculated that 41.74 percent of the distributions made in 2004 are dividends that are "Qualifying Dividends". The remaining 58.26 percent is a tax-deferred reduction to the cost of the units for tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law.

Monthly distributions for the first two months of 2005 were be $0.14 per trust unit.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2004:

($000s)	2005	2006	2007	2008	2009
Long-term debt	$ –	$ 86,875	$ –	$ –	$ –
Pipeline transportation	1,909	–	–	–	–
Operating leases	280	302	309	331	276
Software licenses	215	–	–	–	–
	$ 2,404	$ 87,177	$ 309	$ 331	$ 276

The long-term debt may be extended at the mutual agreement of the Trust and its lenders. The Trust intends to extend the terms of this agreement on an ongoing basis. Additional details regarding the Company's long-term debt are described in the section of the MD&A entitled "Liquidity and Capital Resources".

ACCOUNTING POLICIES

Critical Accounting Policies

The Trust's significant accounting policies are summarized in Note 2 to the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust. The estimates used in applying these critical accounting policies have been reviewed with the Audit Committee of our Board of Trustees and are discussed below.

Oil and Gas Reserves

Reserves estimates and revisions to those reserves, although not reported as part of the Trust's financial statements, can have a significant impact on net earnings as a result of their impact on depletion, and depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust's proved plus probable oil and gas reserves were evaluated and reported on by an independent qualified reserves evaluator (Gilbert Laustsen Jung Associates Ltd.) appointed by the Board of Trustees. However, the process of estimating oil and gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and gas prices and costs.

Asset Impairment

Esprit follows the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 16 for full cost oil and gas accounting. In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flow expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties.

The cash flow used in testing for impairment is based on a number of estimates, the most critical being remaining reserves, future prices and future operating costs. The uncertainty in reserves is discussed above. We estimate our future prices based on published forward prices at the end of the period for the next five years and after five years the estimated future prices used are determined by our independent reserves evaluator. Although these price estimates are from sources independent of the Trust, they are still subject to significant volatility. Future operating cost estimates are based on current operating costs per barrel plus an inflation factor.

Unproved Properties

Certain costs related to unproved properties are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Asset Retirement Obligation

The Trust records a liability for the legal obligation associated with the retirement of long-lived assets and a corresponding increase in the related asset in accordance with the method outlined in the CICA handbook section 3110. The future liability is comprised of estimates of future costs to abandon and restore well sites, facilities and natural gas processing plants discounted to their present value. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice. These estimates are reviewed annually. Changes are accounted for prospectively and could impact net earnings.

Income Taxes

While the Trust is a taxable entity under the Income Tax Act (Canada) the Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Therefore, no provision for Canadian income tax expense has been made in the Trust.

Income taxes for the operating company are calculated using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using income tax rates expected to apply when the differences reverse. The effect of a change in income tax rates in future tax liabilities and assets is recognized in income in the period in which the change occurs.

Accounting Policy Changes During the Current Year

Hedging Relationships

In the first quarter of 2004, the Trust prospectively adopted Accounting Guideline No. 13 as issued by the CICA. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The guideline does not have a significant impact on the financial results of Esprit.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The guidance is effective for financial statements issued after January 19, 2005. The EIC addresses how exchangeable securities should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities not presented as part of unitholders' equity and how exchangeable securities should be treated for purposes of calculating earnings per share. The exchangeable securities of the Trust are presented as non-controlling interest because the holders of exchangeable securities are able to transfer or sell the exchangeable shares.

Earnings Per Unit

In July 2004, the CICA issued an exposure draft for a new method for calculating year to date diluted earnings per unit for fiscal years beginning on or after January 1, 2005. Under the new method, the incremental number of units included in the year-to-date diluted earnings per unit will be computed using the average market price of the trust units for the year-to-date period. The Trust will adopt this new guideline on January 1, 2005 and it is not expected to have a material impact on its diluted earnings per unit.

Subsequent Events

In March 2004, the CICA issued an exposure draft that proposes to extend the period during which subsequent events are required to be considered to include those events that occur between the date of the balance sheet and the date when the financial statements are authorized for issue. Currently, subsequent events are only required to be disclosed if they occur prior to the audit report date. Due to the March 14, 2005 agreement between Esprit and Resolute Energy described in the subsequent event section of the MD&A and in Note 14(b) to the financial statements, Esprit has chosen to disclose events up to the date of authorization and issuance of the financials rather than the audit report date.

QUARTERLY OPERATING RESULTS

($000s, except per unit amounts)

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas revenue	44,419	46,351	48,651	45,228	41,602	41,722	42,508	44,246
Net earnings	12,179	(185)[1]	8,421	7,684	8,559	7,528	9,644	13,048
Cash flow	23,791	13,880	25,313	23,591	23,095	21,605	22,278	25,283
Net earnings per unit – basic	0.31	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Net earnings per unit – diluted	0.29	(0.01)	0.21	0.19	0.21	0.19	0.24	0.33
Cash flow per unit – basic	0.60	0.34	0.64	0.59	0.58	0.54	0.56	0.64
Cash flow per unit – diluted	0.56	0.34	0.63	0.58	0.57	0.54	0.56	0.64

(1) A loss was recorded in the period as a result of transaction costs incurred relating to the Plan of Arrangement.

OPERATIONAL AND OTHER BUSINESS RISKS

Volatility of Oil and Natural Gas Prices

The Trust's results of operations and financial condition are dependant upon the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty, and other factors beyond our control. These factors include but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the prices and availability of alternative fuels and the overall economic environment. Any decline in oil and natural gas prices could have a material adverse effect on the Trust's operations, financial condition, proved reserves and the level of distributions to unitholders. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for the Trust. In addition, the Trust regularly assesses the carrying value of its assets. If oil and natural gas prices become depressed or decline, the carrying value of its assets could be subject to downward revision.

Need to Replace Reserves

The Trust's future oil and natural gas reserves and production, and therefore its cash flow and distributions, are highly dependant upon its success in exploiting its current asset base and acquiring additional reserves. Without reserve additions through acquisition or development activities its reserves and production will decline over time as reserves are depleted. The trust market for acquisitions is highly competitive and will impact the Trust's ability to grow. In a strong competitive market, acquisitions are more expensive and the Trust's access to capital (including access to public markets, private financings and bank financing) will have an impact on the Trust's ability to finance these acquisitions. There can be no assurance that the Trust will be able to develop or acquire additional reserves to replace production at acceptable costs.

Operating Hazards and Other Uncertainties

Acquiring and developing oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected geologic formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although the Trust maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on the Trust.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Trust's control. The reserve data incorporated herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the associated future net revenues are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with the Trust's past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, large fines and liability and potentially increased capital expenditures and operating costs. Although we believe we are in compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse impact on our financial condition or results of operations.

Competition

The oil and natural gas industry is highly competitive, particularly as it pertains to the acquisition and development of new sources of oil and natural gas reserves (as discussed in the above discussion of the need to replace reserves). The industry also competes with other industries in supplying non-petroleum energy products. The Trust actively competes for reserve acquisitions, leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Trust.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the imposition of royalties, specific drilling obligations, environmental protection controls and control over the development and abandonment of fields (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exploration for oil and natural gas. Such regulation may change from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase costs and have a material adverse impact on the Trust.

Bank Loans

The Trust relies on its bank credit facilities to fund a portion of its operations. The amount of the Trust's available credit is determined by our bankers based upon the value of the Trust's oil and natural gas reserves. A significant decline in oil and natural gas prices or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, is available at www.sedar.com under the profile Esprit Energy Trust.

MANAGEMENT'S REPORT

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and ensured that it is consistent with information in the consolidated financial statements.

Esprit Energy Trust maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for reviewing and approving the consolidated financial statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of Trustees who are not employees of the Trust. The Audit Committee of Trustees meets regularly with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the consolidated financial statements and the external auditors' report. The Audit Committee also considers, for review by the Board and approval by the unitholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditors, have audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the unitholders. KPMG LLP have full and free access to the Audit Committee.

Stephen J. Savidant
President and Chief Executive Officer
February 15, 2005

Stephen B. Soules
Executive Vice President and Chief Financial Officer

TO THE UNITHOLDERS OF ESPRIT ENERGY TRUST

We have audited the consolidated balance sheets of Esprit Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada

February 15, 2005

(except as to note 14 (b) which is as of March 17, 2005)

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)	December 31 2004	December 31 2003
ASSETS		
Current assets		
Accounts receivable	$ 22,972	$ 24,428
Prepaid expenses	2,773	3,239
	25,745	27,667
Capital assets, net (Note 6)	357,758	355,940
Other assets	24	230
Total assets	$ 383,527	$ 383,837
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 36,265	$ 28,937
Distributions payable (Note 5)	5,620	–
	41,885	28,937
Long-term debt (Note 7)	86,875	70,319
Asset retirement obligation (Note 8)	11,006	13,489
Future income tax liability (Note 12)	18,724	4,470
Total liabilities	158,490	117,215
Non-controlling interest (Note 10)	15,731	–
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 9)	297,476	364,958
Contributed surplus	–	1,145
Accumulated cash distributions (Note 5)	(16,788)	–
Deficit	(71,382)	(99,481)
Total unitholders' equity	209,306	266,622
Total liabilities and unitholders' equity	$ 383,527	$ 383,837

Subsequent Events (Note 14)

See accompanying notes to consolidated financial statements.

D. Michael G. Stewart
Trustee

Stephen J. Savidant
Trustee

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the Year Ended December 31 (Stated in thousands of dollars, except per unit amounts)	2004	2003
Revenue		
Oil and gas	$ 184,649	$ 170,078
Royalties	(44,549)	(38,788)
	140,100	131,290
Expenses		
Operating	35,092	27,781
Depletion, depreciation and amortization	44,877	38,069
General and administrative	5,014	5,151
Interest	3,233	3,293
Stock-based compensation	1,635	1,278
Other	–	437
Accretion of asset retirement obligation (Note 8)	902	866
Plan of Arrangement	8,697	–
	99,450	76,875
Earnings before income taxes and non-controlling interest	40,650	54,415
Income taxes (Note 12)		
Current	772	1,349
Future	11,085	14,287
	11,857	15,636
Earnings before non-controlling interest	28,793	38,779
Non-controlling interest (Note 10)	694	–
Net earnings for the year	28,099	38,779
Deficit, beginning of year	(99,481)	(138,260)
Deficit, end of year	$ (71,382)	$ (99,481)
Net earnings per unit		
Basic	0.70	0.97
Diluted	0.68	0.97

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Year Ended December 31 (Stated in thousands of dollars, except for per unit amounts)	2004	2003
OPERATIONS		
Net earnings for the year	$ 28,099	$ 38,779
Items not involving cash		
Depletion, depreciation and amortization	44,877	38,069
Stock-based compensation	1,624	1,278
Accretion	902	866
Future income taxes	11,085	14,287
Non-controlling interest	694	–
Site restoration expenditures	(504)	(1,019)
Cash flow from operations before changes in non-cash working capital	86,777	92,260
Changes in non-cash working capital from operations	8,762	(7,955)
	95,539	84,305
FINANCING		
Issuance of shares on exercise of stock options	19,115	1,202
Payment of $0.22 per share on Plan of Arrangement	(36,091)	–
Plan of arrangement costs	(10,507)	–
Debt assumed by ProspEx	10,655	–
Distributions	(16,788)	–
Distributions payable	5,620	–
Change in long-term debt	16,556	21,839
Repurchase of common shares	–	(226)
	(11,440)	22,815
INVESTMENTS		
Exploration and development expenditures		
Western Canada	(122,209)	(106,613)
East Coast	(210)	(4,006)
Disposition (acquisition) of oil & gas properties	37,644	(3,065)
Other capital assets	(153)	(489)
Other	207	805
	(84,721)	(113,368)
Changes in non-cash working capital	622	6,248
	(84,099)	(107,120)
Change in cash		–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –

Supplementary cash flow information		
Cash taxes paid	$ 1,035	$ 903
Interest paid	$ 3,149	$ 2,889

December 31, 2004 and 2003 (thousands of dollars unless otherwise stated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a Plan of Arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement the Company transferred certain producing and exploratory oil and gas assets to ProspEx and each Esprit Exploration Ltd. shareholder received 0.25 of either a Class A Trust Unit, Class B Trust Unit or an exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, included the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company.

The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. The comparative figures for 2003 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(A) CONSOLIDATION

The consolidated financial statements include the accounts of the Trust and its subsidiaries. A substantial portion of the oil and gas activities are conducted jointly with others and the consolidated financial statements reflect only proportionate interest in such activities.

(B) CAPITAL ASSETS

The Trust follows the full cost method of accounting for exploration and development expenditures whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical, lease rentals on undeveloped properties, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs, and estimated costs of future development of proved undeveloped reserves are depleted and depreciated by the unit of production method based on estimated proved reserves before royalties as determined by independent engineers. Oil and gas reserves are converted to equivalent units using their relative energy content. Costs of unproved properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.

Oil and gas assets are evaluated in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flow expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow is estimated using future product prices and costs and is discounted using the risk-free rate.

Amortization of capital assets not related to oil and gas assets is provided using the declining balance method at rates ranging from 20 to 50 percent per annum. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

(c) Revenue Recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(d) Asset Retirement Obligation

The Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as producing well sites and natural gas processing plants, in the period in which they are incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability accretes until we expect to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire tangible assets are deducted from the liability as incurred.

(e) Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act (the "Act") and is taxable only on taxable income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders it is not liable for income tax and therefore no provision for income taxes has been made in the Trust.

The Company follows the liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the amounts reported in the financial statements and the tax basis of the assets and liabilities, and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(F) Stock-based and Unit-based Compensation

Stock options granted on or after January 1, 2003 were accounted for based on the fair value method. The fair value was measured at the grant date and charged to earnings over the vesting period. For awards vesting on a graded basis, compensation cost was recognized on a pro-rata basis over the vesting period. Consideration paid on exercise of options is credited to share capital. As part of the Arrangement, all stock options were exercised or cancelled in 2004 resulting in a charge to earnings in 2004 for all amounts not previously expensed.

The Trust's performance unit incentive plan is described in Note 9 (b). Units granted under the plan are accounted for using the fair value method and the intrinsic value method. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus.

(G) Foreign Currency

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the balance sheet date. Revenue and expenses are translated at the monthly average exchange rate. Translation gains or losses are included in earnings in the year incurred.

(H) Financial Instruments

The Company uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. These instruments are not recognized in the financial statements on inception. Gains or losses arising from financial instruments on commodity prices and foreign currency are recognized as adjustments to the related revenue accounts when the gain or loss is realized. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

3. CHANGES IN ACCOUNTING POLICIES

A) Hedging Relationships

The Trust prospectively adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also during 2004, an amended pronouncement of the Emerging Issues Committee of the Canadian Institute of Chartered Accountants became effective requiring financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. To date, the only derivative financial instruments used by the Trust are commodity price contracts which are designated as hedges by the Trust. The adoption of this guideline did not have a material impact on the Trust's financial position or results of operations.

B) Other Changes

During the fourth quarter of 2003, the Company adopted new accounting policies for stock-based compensation and asset retirement obligations. The 2003 consolidated financial statements described the impact of these changes.

During the fourth quarter of 2003, the Company adopted the revised guideline for full cost oil and gas accounting. This change had no impact on the financial results of the Company.

4. TRANSFER OF NET ASSETS TO PROSPEX

Pursuant to the Arrangement certain undeveloped land, seismic and producing oil and gas assets were transferred to ProspEx on October 1, 2004. At the time of the transaction, ProspEx and the Trust were related parties resulting in the transfer of the following net book values:

		(000's)
Property, plant and equipment	$	38,843
Future tax asset		8,353
Long-term debt		(10,655)
Asset retirement obligation		(3,492)
Net assets transferred	$	33,049

In addition to the net assets transferred, $70 million of tax pools were transferred to ProspEx.

As part of the Arrangement, the Company incurred $8.5 million in payments to employees and officers, including termination, retention and transaction bonus payments. These costs have been reflected as a Plan of Arrangement expense in the statement of earnings. All other direct costs of the restructuring in the amount of $10.6 million were charged to Unitholders' capital.

In conjunction with the Arrangement, the Trust and ProspEx entered into an administrative and technical service agreement pursuant to which the Trust will provide certain administrative and technical services to ProspEx until March 31, 2005. The Trust has charged ProspEx $0.10 million under the agreement and ProspEx owes the Trust this amount at December 31, 2004.

5. RECONCILIATION OF DISTRIBUTIONS

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Cash distributions	$ 16,788	–	$ 16,788	–
Accumulated cash distributions, beginning of period	–	–	–	–
Accumulated cash distributions, end of period	$ 16,788	–	$ 16,788	–
Cash distributions per unit [1]	$ 0.42	–	$ 0.42	–
Accumulated cash distributions per unit, beginning of period	–	–	–	–
Accumulated cash distributions per unit, end of period	$ 0.42	–	$ 0.42	–

(1) represents the sum of the per trust unit paid monthly to unitholders.

6. CAPITAL ASSETS

	2004	2003
Oil and gas properties	$ 644,320	$ 597,778
Other capital assets	4,959	4,806
	649,279	602,584
Less accumulated depletion, depreciation and amortization	(291,521)	(246,644)
Total capital assets, net	$ 357,758	$ 355,940

At December 31, 2004, oil and gas assets included $7.0 million (2003 – $12.7 million) relating to unproved properties which have been excluded from the depletion calculation. Future development costs related to proved undeveloped reserves of $59.9 million (2003 – $65.0 million) are included in the depletion calculation.

In 2004 the Trust capitalized $3.7 million (2003 – $4.1 million) of overhead directly related to acquisition, exploration and development activities.

In 2004 the Company sold to an unrelated third party certain coalbed methane and shallow gas properties for cash consideration of $37.7 million.

At December 31, 2004 the Trust applied a ceiling test to its oil and gas assets using expected future market prices of:

	2005	2006	2007	2008	2009	Thereafter
Gas ($ per thousand cubic feet)(1)	6.17	6.15	5.80	5.50	5.23	+2.0%/yr
Natural gas liquids ($ per barrel)(1)	40.32	37.79	36.41	35.18	34.68	+2.0%/yr
Oil ($ per barrel)(2)	44.65	41.85	40.32	38.96	38.40	+2.0%/yr

(1) Weighted average plantgate price
(2) Weighted average wellhead price

At December 31, 2003 the Company applied a ceiling test to its oil and gas assets using expected future market prices with a range of $4.91 – $5.86 for natural gas, $26.32 – $29.65 for natural gas liquids and $29.14 – $32.83 for oil.

A ceiling test surplus existed at December 31, 2004 and 2003.

7. LONG-TERM DEBT

As part of the Arrangement and the creation of the Trust and ProspEx, the Trust has entered into a new credit facility with a syndicate of banks and currently has a $150 million extendible revolving term credit facility.

The credit facility is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this facility for the year ended December 31, 2004, was approximately 3.4 percent (2003 – 4.5 percent).

The facility is fully revolving until June 30, 2005, and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on July 1, 2006.

At December 31, 2003, the Company had a $125 million revolving credit facility, which was fully revolving until May 28, 2004.

The Trust has no debt denominated in a foreign currency.

8. ASSET RETIREMENT OBLIGATION

The Trust has recorded the fair value of legal obligations associated with the retirement of all of its long-lived tangible assets, including its producing well sites and natural gas processing plants. The estimation of these costs is based on engineering estimates using current costs and technology and in accordance with current legislation and industry practice.

For the year ended December 31		2004		2003
Balance, beginning of year	$	13,489	$	12,318
Transfer to ProspEx		(3,492)		–
Liabilities incurred		611		1,324
Accretion expense		902		866
Liabilities settled		(504)		(1,019)
Balance, end of year	$	11,006	$	13,489
Key Assumptions				
Credit adjusted risk-free rate		7.03%		7.03%
Year in which obligation is expected to be settled: 2005 – 2009	$	2,106	$	3,120
Thereafter		39,125		42,356
Undiscounted estimated cash flow required to settle the obligation	$	41,231	$	45,476

9. UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

The capital structure of the Trust consists of Class A Trust Units and Class B Trust Units. The Class A and Class B Trust Units have the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units have no residency restrictions whereas the Class B Trust Units may only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time may not exceed 80 percent of the number of Class B Trust Units outstanding at such time. Class B Trust Units may not be converted into Class A Trust Units.

The Trust may, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units is the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units are redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

(A) Issued and Outstanding

A summary of unitholders' equity for the years ended December 31, 2004 and 2003 is as follows:

	Number (thousands)	Amount
Balance, December 31, 2002	159,195	$ 363,981
Issued for cash on exercise of options	608	1,242
Cancellation of common shares	(107)	(226)
Issue costs	–	(39)
Balance, December 31, 2003	159,696	364,958
Stock options exercised	4,355	10,473
Share issue costs	–	(619)
Balance, September 30, 2004	164,051	374,812
Reduction in share capital on transfer of net assets to ProspEx (Note 4)	–	(33,049)
Plan of Arrangement costs (net of $3,985 of tax benefits)	–	(6,620)
Reclassification of contributed surplus as at October 1, 2004	–	2,902
Payment of $0.22 per share on October 1, 2004	–	(36,091)
Tax benefit realized on Plan of Arrangement	–	1,298
Balance, subsequent to Plan of Arrangement	164,051	$ 303,252
Conversion to trust units and exchangeable shares (4:1)		
Trust units issued in exchange for common shares	38,569	285,186
Exchangeable shares of subsidiary issued in exchange for common shares	2,443	18,066
Total trust units and exchangeable shares outstanding as at October 1, 2004	41,012	$ 303,252
Trust units		
Units outstanding as at October 1, 2004	38,569	$ 285,186
Units issued on termination of stock option plan	1,215	9,261
Units issued on conversion of exchangeable shares	399	3,029
Total trust units as at December 31, 2004	40,183	$ 297,476

(B) Trust Performance Unit Incentive Plan and Stock Options

In accordance with the Arrangement, all outstanding stock options of the Company vested upon the completion of the Arrangement. $1.0 million, being the unexpensed portion of the fair value of the outstanding options, was expensed in the third quarter of 2004.

The fair value of each stock option grant was previously estimated on the date of grant using the Black-Scholes option pricing model. For the 2004 grants it was assumed that the expected volatility was 32 percent, the risk-free interest rate was 3.90 percent and the expected life of the options was five years.

In accordance with the Arrangement, the options outstanding at September 30, 2004 were converted into options to acquire Class B Trust Units and options to acquire common shares of ProspEx. All options were exercised within 30 days of the closing of the Arrangement. The continuity of the option plan is as follows:

	2004			2003		
	Weighted Average			Weighted Average		
	Shares (thousands)		Exercise Price	Shares (thousands)		Exercise Price
Outstanding at beginning of year	11,079	$	2.63	8,917	$	2.82
Granted	40		2.81	3,453		2.17
Exercised	(9,510)		2.35	(608)		2.04
Cancelled	(1,609)		4.15	(683)		3.49
Outstanding at end of year	–	$	–	11,079	$	2.63

Concurrent with the Arrangement, the Trust implemented a Performance Unit Incentive Plan (the "Performance Unit Incentive Plan"). Under the Performance Unit Incentive Plan, the trustees may grant up to 2.1 million units to trustees, officers, employees of, or providers of services to the trust. Performance units will vest over a period of three years.

As at December 31, 2004 no performance units were issued. The value of payout under the Performance Unit Incentive Plan is partially dependent on the performance of the Trust relative to its peers. Performance units were granted on January 3, 2005 (Note 14).

(c) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of stock options would be used to purchase trust units at the average price during the period. The weighted average number of units outstanding is then adjusted by this amount. The following table summarizes the trust units used in calculating net income per unit.

Year Ended December 31 (thousands)	2004	2003
Weighted average number of units outstanding – basic	40,023	39,805
Effect of stock options	469	198
Trust units issuable on conversion of exchangeable shares	558	–
Weighted average number of units outstanding – diluted	41,050	40,003

The shares outstanding at December 31, 2003 have been converted on a 4 to 1 basis to reflect the exchange of 0.25 trust units for each outstanding share of the Company.

10. NON-CONTROLLING INTEREST

Exchangeable shares of the subsidiary are exchangeable at any time, based on the exchange ratio, into Class B Trust Units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the five days ending on the distribution record date.

On the third anniversary of the issuance of exchangeable shares, the Trust will issue Class B Trust Units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio.

Exchangeable shares	Number of Shares (thousands)		Amount
Issued on October 1, 2004	2,443	$	18,066
Exchanged for trust units	(395)		(3,029)
Non-controlling interest in net earnings	–		694
Balance, December 31, 2004	2,048	$	15,731
Exchange ratio, December 31, 2004	1.02243		–
Trust units issuable upon conversion	2,094	$	15,731

The exchangeable shares of the subsidiary are accounted for in accordance with EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares are presented as a non-controlling interest because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

11. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place December 31, 2004 for 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Price
AECO Collar	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$5.50-$9.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.01/GJ
AECO Collar	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.00-$10.25/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Mar. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Jan. 1, 2005 – Jan. 31, 2005	$7.72/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 – Jan. 31, 2005	$8.05/GJ
AECO Fixed Price	2,500	Physical	Jan. 1, 2005 – Jan. 31, 2005	$9.10/GJ
AECO Fixed Price	12,000	Physical	Jan. 1, 2005 – Jan. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Financial	Feb. 1, 2005 – Feb. 28, 2005	$7.74/GJ
AECO Fixed Price	2,500	Physical	Feb. 1, 2005 – Feb. 28, 2005	$9.10/GJ
AECO Fixed Price	2,500	Financial	Mar. 1, 2005 – Mar. 31, 2005	$7.53/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005 – Oct. 31, 2005	$7.50/GJ

As at December 31, 2004, the Trust would have realized a gain of approximately $4.3 million were all commodity hedging contracts closed out.

The carrying value of accounts receivable, deposits and accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of long-term debt approximates its carrying value as it bears interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Trust is exposed to a floating rate of interest on all its long-term debt.

The Trust has no instruments in place at December 31, 2004 to manage the foreign currency and interest rate exposures.

12. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before taxes. The reasons for these differences are as follows:

	2004	2003
Earnings before income taxes	$ 40,650	$ 54,415
Rate	38.62%	40.6%
Computed expected provision for future income taxes	15,699	22,092
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	8,824	9,756
Resource allowance	(8,429)	(9,690)
Net income of the Trust and other	(5,902)	(856)
Non-deductible stock-based compensation	527	–
Effect of change in tax rate	25[illegible]	575
Valuation allowance	[illegible]	(7,590)
	11,085	14,287
Capital taxes	772	1,349
Income tax expense	$ 11,857	$ 15,636

The components of the future income tax asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Tax assets:		
Resource deductions and loss carryforwards	$ 55,381	$ 111,231
Asset retirement obligation	3,700	4,670
Share issue costs	333	704
	59,414	116,605
Tax liabilities:		
Capital assets	74,474	113,934
	(15,060)	2,671
Valuation allowance	(3,664)	(7,141)
Future tax (liability) asset	$ (18,724)	$ (4,470)

At December 31, 2004, the Trust and the Company had estimated tax deductions available to reduce future taxable income of $120 million and $186 million, respectively.

13. COMMITMENTS

The Company has committed to certain payments over the next five years as follows:

	2005	2006	2007	2008	2009
Long-term debt	$ –	$86,875	$ –	$ –	$ –
Pipeline transportation	1,909	–	–	–	–
Operating leases	280	302	309	331	276
Software licenses	215	–	–	–	–
	$ 2,404	$87,177	$ 309	$ 331	$ 276

(1) The long-term debt may be extended at the mutual agreement of the Trust and its lenders in July 2005. The Trust intends to extend the terms of this agreement on an ongoing basis. If the facility is not extended, a balloon payment is required on July 1, 2006. Additional details regarding the Trust's long-term debt are described in Note 7.

14. SUBSEQUENT EVENTS

(A) Issuance of Performance Units

On January 3, 2005, the Trust granted 204,952 performance units under the Performance Unit Incentive Plan. The plan authorizes the Board of Trustees to grant up to 2,050,632 units to trustees, directors, officers, employees of, or providers of services to the Trust. The number of performance units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts.

(B) Combination Agreement with Resolute Energy Inc.

On March 14, 2005, Esprit announced that it had entered into an agreement whereby, through a plan of arrangement, Esprit would acquire the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. As part of the plan of arrangement, certain Resolute assets would be transferred to a separate exploration and coalbed methane development company to be owned by the existing shareholders of Resolute. This transaction will require the approval of 66 2/3 percent of the votes cast by the securityholders of Resolute voting as a single class. Should the plan of arrangement be approved, the Trust will issue approximately 24.1 million trust units.

BOARD OF TRUSTEES

OFFICERS AND SENIOR MANAGEMENT

(1) Member of the Audit Committee
(2) Member of the Human Resources and Corporate Governance Committee
(3) Chairman of the Board of Trustees

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Unitholders of Esprit Energy Trust will be held on Thursday, May 12, 2005 at 10:00 a.m. in the Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta. All unitholders and interested parties are invited to attend.

ABBREVIATIONS

bbl	One barrel, equalling 34.972 Imperial gallons
bbls/d	Barrels per day
bcf	Billion cubic feet
bcfe	Billion cubic feet equivalent
bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent
boe/d	Barrels of oil equivalent per day
mboe	Thousands of barrels of oil equivalent
mmboe	Millions of barrels of oil equivalent
mcf	Thousand cubic feet
mcfe	Thousand cubic feet equivalent
mcf/d	Thousand cubic feet per day
mbbl	Thousand barrels
mmbbls	Million barrels
mmcfe	Million cubic feet equivalent
mmcf/d	Million cubic feet per day
mmlts	Million long tons
NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate
WI	Working interest

CONVERSION

All calculations converting natural gas to crude oil equivalent have been made using the ratio of six mcf of natural gas to one barrel of crude oil equivalent.

WEBSITE

www.eee.ca

HEAD OFFICE

900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 213-3700
Facsimile: (403) 213-3710

FIELD OFFICE

Olds Gas Plant
RR#4, Site 3, Box 13
Olds, Alberta T4H 1T8
Telephone: (403) 556-3424
Facsimile: (403) 556-6633

AUDITORS

KPMG LLP
Calgary, Alberta

PRINCIPAL SOLICITOR

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Nova Scotia
National Bank of Canada

INDEPENDENT RESERVES EVALUATOR

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbols: EEE.a and EEE.b

THE ESPRIT TEAM

ADAM, ALAN
ARMSTRONG, CHRIS
BAUMGARDT, DERALD
BOIVIN, SYLVIE
BRACONNIER, IAN
BROOKHART, DAN
CAPARELLI, SILVANA
CHEN, NORMAN
CIULKA, LISA
CLEMENS, WENDY
COLE, LARRY
CONNORS, PATRICK
COONFER, GREG
DIACHUN, DOUG
DOIRON, RON
DUBANSKI, KARI
EBBERT, TREVOR
FITZPATRICK, ELAINE
GOSLING, JODI
GRANT, ANTHONY
HARRIS, BRUCE
HASSELAAR, KOREEN
HAWKES, JODIE
HAWKINGS, MIKE
HERMAN, JOSH
HESKE, MARK
HILL, LORI
HOLOWATUK, CHAD
HOOD, HOLLY
HUTCHINSON, GERALDINE
JEROME, GREG
KANIK BASILIS, MARIAN
KANJI, NIMET
KINGHORN, HEATHER
KOLENCHUK, MARK
LAPPAGE, BOB
MACARTHUR, DOUGLAS
MARTIN, DAVID
MCINNES, SUZANNE
MEADOWS, IAN
MICHAYLOW, JOHN
MILLER, KEVIN
MILNER, GRANT
NADASDI, MITCH
NEWTON, KEITH
NOVAL, JAMES
OGLE, LINDA
OLSEN, BONNIE
PHILLIPS, DOUGLAS
POCHAPSKY, LEE
POST, MICHELLE
RASHEED, NAUMAN
REDEKOPP, CLINT
ROBB, HARVEY
ROEN, SHERRY
ROGERS, GEOFF
SAVIDANT, STEPHEN
SCHMID, RAIMUND
SCHULZ, LEONARD
SCOTT, RYAN
SHAVE, RICK
SOULES, STEPHEN
ST. CLAIR, MICHAEL
STINSON, SHYLA
SUPERNANT, MARTIN
TAYLOR, BRENT
TAYLOR, JAMES
TRENTHAM, DEREK
TRIMBLE, RODGER
VANBESELAERE, BARRY
VASQUEZ, ALVARO
VINCENT, JÉRAD
WALLINE, KEITH
WICKENHEISER, ROD
WILLOCK, DAN
WONG, JENNY
YOOS, DARWYN



Olds Plant Deep Cut Area with Sales Piping 0



Esprit Corporate Head Office, Calgary, Alberta 06:45 hrs

AS AN ENERGY TRUST, ESPRIT MANAGES EXPOSURE TO RISK THROUGH A SELECTION OF HEDGING TOOLS THAT CUSHION OUR DOWNSIDE EXPOSURE AND ADD CASH FLOW STABILITY.

Price risk management is an integral function of day-to-day operations at Esprit. A component of effective risk management is constantly monitoring the commodity price environment, and establishing a hedging program to protect the value of the natural gas we sell. Our track record of exceeding the Alberta Reference natural gas price each year is largely due to our marketing team's expertise. Our financial group helps to measure the Trust's performance and ensures our financial foundation will support our growth plans.








MANAGEMENT TEAM

From left to right:

PATRICK C. CONNORS, Vice President, Operations and Field Services. Pat is responsible for managing the production operations and drilling services. He has 24 years of experience in the oil and gas industry; mainly in the drilling and completions area. Pat has been with Esprit and its predecessor companies since 2001. Prior to joining Esprit, he held various positions at AEC Oil and Gas, Rigel Oil & Gas Ltd, Crestar Energy, Dome Petroleum and Mobil Oil Canada Ltd. Pat holds a Bachelor of Science Degree in Petroleum Engineering from the University of Wyoming. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. *2,104 Trust Units.*

GREGORY A. JEROME, Vice President, Finance and Corporate Secretary. Greg is responsible for the Trust's corporate and financial reporting, treasury and taxation. Greg joined Esprit's predecessor company in 1999. Prior to joining Esprit, Greg worked at PricewaterhouseCoopers, where he held a variety of roles, including Manager, Taxation. Greg holds a Bachelor of Business Administration Degree in Finance from Simon Fraser University and is a member of the Canadian Institute of Chartered Accountants. *2,034 Trust Units.*

STEPHEN J. SAVIDANT, *President and Chief Executive Officer.* In addition to his role as President and CEO, Steve also serves as a member of the Board of Trustees. Before joining Esprit in 2002, he was with Canadian Hunter Exploration Ltd. for 16 years, rising to President and Chief Executive Officer. Previously, he held various positions with Imperial Oil and Dome Petroleum. Steve earned a Bachelor of Engineering degree with Distinction from McGill University, and later completed his Master of Business Administration degree, also at McGill. Steve is a Director of Empire Company Limited and Chairman of ProspEx Resources Ltd.'s Board of Directors. Steve is an active member of the Calgary community, serving as Vice Chair on the Board of Governors of Mount Royal College, Governor of the Canadian Association of Petroleum Producers. *95,766 Trust Units.*

STEPHEN B. SOULES, Executive Vice President and Chief Financial Officer. Prior to joining Esprit in 2002, Steve held various roles over his 11 years with Canadian Hunter Exploration Ltd., and most recently held the position of Senior Vice President, Finance and Chief Financial Officer. He has also held management roles in the areas of Information Technology and Finance at Gulf Canada. He was appointed to Esprit's Board of Trustees in October 2004. Steve graduated from the University of Guelph's Bachelor of Science program in 1975. He later earned a Master of Business Administration degree from the University of Calgary. Steve actively participates in the community serving on the Board of Directors of the Galileo Educational Network and the Calgary Women's Emergency Shelter Endowment Trust. *50,332 Trust Units.*

MICHAEL J. ST. CLAIR, Vice President, Risk Management and Marketing. Michael is responsible for marketing the Trust's production and the implementation of the Trust's hedging program. Prior to joining Esprit in 2002, Michael was with Canadian Hunter Exploration Ltd. where he gained extensive experience as Manager, Marketing and Trading. Michael earned a Bachelor of Commerce degree from the University of Alberta. *26,286 Trust Units.*

RODGER D. TRIMBLE, Vice President, Exploitation. Rodger is responsible for the efficient exploitation of Esprit's existing assets and evaluation of acquisition opportunities. Rodger joined Esprit in 2002, prior to which time he worked for Burlington Resources as Asset Manager and at Canadian Hunter Argentina S.A. as Country Manager. Rodger has a Bachelor of Science degree with Distinction from Stanford University in Petroleum Engineering. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. *2,031 Trust Units.*





BOARD OF TRUSTEES

From left to right:

DONALD R. GARDNER [1] [2] (62) of Calgary, Alberta, joined the Board of Directors of Esprit's predecessor company, Esprit Exploration Ltd., in May 2002 upon his retirement as Chief Financial Officer of the Company. Mr. Gardner has continued as a member of the Trust's Board of Trustees since the reorganization. Mr. Gardner's career includes positions as Senior Vice President and Chief Financial Officer of Rigel Energy Corporation and Treasurer of Alberta Energy Company Ltd. Mr. Gardner obtained a Bachelor of Commerce degree from the University of Alberta in 1964 and a Master of Science degree in Business Administration from the University of British Columbia in 1973. Mr. Gardner also serves on the Board of Directors of Everest Energy Corporation, Intermap Technologies Corporation and Canadian Spirit Resources Inc. *71,998 Trust Units.*

DOUGLAS W. PALMER [1] [2] (49) of Calgary, Alberta, joined Esprit Energy Trust's Board of Trustees in February 2005. Mr. Palmer served on the Board of Calpine Natural Gas Trust from 2003 to February 2005. Prior to this, Mr. Palmer was Chief Executive Officer at Numac Energy from 1998 to 2001. Mr. Palmer worked at Norcen Energy Resources Ltd. from 1978 to 1998 in various positions, including his final position as Senior Vice President and Chief Operating Officer. Mr. Palmer holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. *0 Trust Units* (as a new Trustee Mr. Palmer has three years from his date of appointment to reach the required minimum 12,500 Trust Units).

JOHN E. PANNETON [2] (64) of Toronto, Ontario, has been a member of the Board of Directors of Esprit Energy's predecessor companies, since 1998. Mr. Panneton has continued as a member of the Trust's Board of Trustees since the reorganization and is currently Chairman of the Human Resources and Corporate Governance Committee. In 1998 he joined Dundee Securities Corporation as Vice Chairman and President. In 2003, Mr. Panneton joined Goodman Private Wealth Management as President and continues to serve as Vice Chairman of Dundee Securities. Prior to joining Dundee Securities, Mr. Panneton held various positions including Vice Chairman of McCarvill Corporation and President and Chief Executive Officer of CIBC Investment Management Corporation. Mr. Panneton holds a Bachelor of Commerce degree from Sir George Williams University (now Concordia University) and serves as a director for Ontario Energy Savings Corp. and Viceroy Homes Limited. *25,277 Trust Units.*

(1) Member of the Audit Committee

(2) Member of the Human Resources and Corporate Governance Committee





BOARD OF TRUSTEES

From left to right:

W. MARK SCHWEITZER [1] (43) of Calgary, Alberta, joined Esprit Energy Trust's Board of Trustees in February 2005 and is Chairman of the Audit Committee. Mr. Schweitzer is the Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus., the wholly-owned subsidiary of the Superior Plus Income Fund. Mr. Schweitzer has held the position of Chief Financial Officer of Superior Plus and its subsidiaries for the past eight years. Prior to joining Superior Plus, Mr. Schweitzer held the position of Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. from 1994 to 1998. Prior to 1994, Mr. Schweitzer held senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda. Prior to joining Noranda in 1988, he held various audit responsibilities with Ernst and Young in Toronto. Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. *16,250 Trust Units.*

ERIC L. SCHWITZER [1] [2] (53) of Vancouver, British Columbia, joined Esprit Energy Trust's Board of Trustees in October 2004. Mr. Schwitzer is the Managing Partner of Enterprise Capital Management Inc., an investment management company. Prior to this, Mr. Schwitzer held the position of Senior Vice President, Strategic Development, at Westcoast Energy Inc. Prior to August 1999, Mr. Schwitzer was Managing Director of Scotia McLeod Inc. a wholly-owned subsidiary of the Bank of Nova Scotia. Mr. Schwitzer holds a Bachelor of Science degree in Mathematics from McGill University, a Master of Science degree in Management from the Massachusetts Institute of Technology and is a Chartered Business Valuator. He also serves as a trustee and lead director of Versacold Income Fund and is on the Boards of SNP Split Corp. and SNP Health Split Corp., and several private companies. *6,250 Trust Units* (as a new Trustee Mr. Schwitzer has three years from his date of appointment to reach the required minimum 12,500 Trust Units).

D. MICHAEL G. STEWART [1] [2] (53) of Calgary, Alberta, joined the Board of Directors of Esprit Energy's predecessor company in 2002. At the time of the reorganization, Mr. Stewart was appointed to the Chair of the Board of Trustees for the Trust. Mr. Stewart is the principal of the privately held Ballinacurra Group of investment companies and has been active in the Canadian energy industry for over 30 years. He graduated from Queen's University in 1973 with a Bachelor of Science with Honours degree in Geological Sciences. During the 1993 to 2002 period, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. Mr. Stewart sits on the Board of Directors of a number of public and private companies including Calver Resources Inc., Creststreet Power & Income Fund General Partner Limited, Northpoint Energy Ltd. and Tripoint Energy Ltd. *18,750 Trust Units.*

(1) Member of the Audit Committee
(2) Member of the Human Resources and Corporate Governance Committee

CORPORATE GOVERNANCE

Our Board of Trustees and management believe that sound corporate governance principles are integral to the running of a successful business entity and in building trust and confidence within the investment community.

Our trustees, officers, employees and consultants, work within a code of business ethics and conduct. This code requires that all conduct and practices at Esprit Trust and its subsidiaries are performed to a high level of integrity and ethical standards.

Our corporate governance practices comply with or exceed the guidelines for effective corporate governance established by the Toronto Stock Exchange. We are committed to high standards of corporate governance and will continue to review and update our corporate governance practices to ensure we meet or exceed the evolving standards and guidelines.

BOARD COMPOSITION

The Board of Trustees brings extensive experience to Esprit Trust and is actively involved in overseeing the conduct and activities of the trust and its subsidiaries. The board is currently made up of eight members, six of whom are unrelated trustees as defined by the Toronto Stock Exchange Guidelines. The members of the Board of Trustees are: Donald Gardner, Douglas Palmer, John Panneton, Stephen Savidant, Mark Schweitzer, Eric Schwitzer, Stephen Soules and Michael Stewart (Chairman of the Board).

In addition to the board's quarterly scheduled meetings, it meets annually with our management team for two days of business discussions and strategy planning. The Board of Trustees also meets regularly without management present, including at least quarterly with the auditors and at least annually with the independent reserve evaluators.

In an effort to continually improve its performance, the Board of Trustees performs an annual evaluation of its and its members' performance.

BOARD OF TRUSTEES' MANDATE

The Board of Trustees is responsible for the stewardship of the Trust and for monitoring the management of the business with the goal of enhancing and preserving long-term unitholder value. The Board has adopted a mandate to define its significant duties and responsibilities. A summary of this mandate follows:

STEWARDSHIP

- Overseeing the conduct of the business and ensuring it operates within its business code of conduct and all applicable laws and regulations.
- Reviewing and verifying that the trust has adequate and effective controls and systems.
- Appointing and maintaining direct contact with the independent reserve evaluators.
- Enhancing and preserving long-term unitholder value.

Strategic Planning

- Reviewing, approving and monitoring the trust's strategic plan and its progress towards meeting its goals.

Risk Management

- Ensuring systems are in place to effectively monitor and manage the principal risks of the business.

Succession Planning

- Appointing the Chief Executive Officer (CEO) and senior officers, approval of their compensation and monitoring of the CEO's performance.

Communications

- Ensuring unitholders' information needs are met with all external communication.

COMMITTEES OF THE BOARDS OF TRUSTEES AND DIRECTORS

The trustees who also serve as directors of Esprit Exploration Ltd. oversee the management and operations of the business acting either in its entirety, or through one of its two board committees. The Board has established a Human Resources and Corporate Governance Committee of the Board of Directors of Esprit Exploration Ltd. and an Audit Committee of the Board of Trustees of Esprit Trust. Both committees are composed entirely of unrelated members. Reserves are considered a critical piece of Esprit's business and are a specific responsibility of the entire Board of directors rather than appointing selected members to a reserves committee. Environment, health and safety is another important and specific responsibility of the entire Board of Directors.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee's primary duties and responsibilities include:

Human Resources

- Reviewing and making recommendations on human resource policies and procedures, including compensation; senior management appointments; terminations and succession planning; management incentive and perquisite plans and Board compensation plans.

Compensation

- Periodically reviewing the compensation philosophy statement of the Trust.
- Reviewing the compensation of the CEO, officers and the trustees and directors for appropriateness and competitiveness. Recommending the annual compensation to be paid to the CEO.
- Reviewing pension and savings plans and long and short-term incentives, including the magnitude of grants and terms of participation.

PERFORMANCE EVALUATION

- Undertaking an annual performance review with the CEO and reviewing the CEO's appraisal of officers' performance.

GOVERNANCE

- Annually reviewing and evaluating of the effectiveness of the board's and their committees.
- Monitoring and reviewing the corporate insider trading policy, continuous disclosure policy and confidentiality guidelines.

SUCCESSION

- Considering nominees and making a recommendation for new members of the board(s) when needed and for trustees standing for re-election.

Committee members: John Panneton (Committee Chairman), Donald Gardner, Douglas Palmer, Eric Schwitzer and Michael Stewart (ex-officio)

AUDIT COMMITTEE

The Audit Committee's primary duties and responsibilities include:

STEWARDSHIP

- Overseeing the financial affairs of Esprit Trust and reviewing the financing plans and strategy with management.
- Monitoring the integrity of the Trust's financial reporting and internal controls.
- Ensuring an appropriate code of conduct and effective "whistleblowing" procedure is in place and understood by all employees, directors and trustees.
- Reviewing the amount and terms of insurance maintained by the Trust.

FINANCIAL REPORTING

- Ensuring principal financial reporting risks are identified and monitored effectively.
- Reviewing all public disclosure documents prior to their release.
- Reviewing the appointments of the Chief Financial Officer (CFO) and any key financial managers.
- Reviewing the accounting and reporting of environmental costs, liabilities and contingencies.

EXTERNAL AUDIT

- Overseeing the external audit process, including dealing directly with the external auditors and approving audit plans and fees (along with any non-audit services).
- Reviewing any significant financial reporting issues with management and the external auditors.
- Reviewing any disagreements or unresolved issues between management and the external auditors.

Committee members: Mark Schweitzer (Committee Chairman), Donald Gardner, Douglas Palmer, Eric Schwitzer and Michael Stewart (ex-officio).

Full copies of the Board of Trustee's mandate and committee mandates are available on the Trust's web site at www.eee.ca.

2004 MEETINGS

During the first three quarters of 2004 there were 15 general Board meetings, 7 Audit Committee meetings, 9 Human Resources and Compensation Committee meetings and 3 Corporate Governance Committee meetings of the directors of the former Esprit Exploration Ltd. All directors attended all required meetings except for two occasions when Mr. Watson (a former director for Esprit Exploration Ltd.) was unable to attend and another which Mr. Stewart was unable to attend. The large number of meetings in the first nine months of the year was a result of the corporate restructuring process in 2004.

Since the conversion to a trust and combining the Human Resources and Compensation Committee with the Corporate Governance Committee, there have been 3 general board meetings, 1 Audit Committee meeting and 3 Human Resources and Governance Committee meetings. All trustees attended all required meetings during this time.

BOARD COMPENSATION

Each non-employee trustee/director receives an annual retainer of $20,000, except for the Chairman of the Board, who receives an annual retainer of $50,000. In addition, the Chairman of the Human Resources and Corporate Governance Committee receives an annual retainer of $7,000 and the Chairman of the Audit Committee receives an annual retainer of $10,000. Members, excluding the Chair, of either committee receive an annual retainer of $3,000. Non-employee trustees/directors, including the Chair, also receive a fee of $1,500 for each meeting attended.

TRUSTEE UNIT OWNERSHIP POLICY

Esprit Trust has adopted a policy prescribing that each trustee/director must own at least 12,500 trust units. Upon election to the board, new trustees have a period of three years, with increasing requirements each year, to achieve this level of ownership. At December 31, 2004 all trustees' holdings were in accordance with or exceeded the policy.

OFFICER UNIT OWNERSHIP POLICY

The board has adopted a policy prescribing that each executive officer (CEO and CFO) must own at least 25,000 trust units and other officers must own 10,000 trust units. New officers have a period of three years, with increasing requirements each year, to achieve this level of ownership.

THE BOARD OF TRUSTEES AND MANAGEMENT BELIEVE THAT SOUND CORPORATE GOVERNANCE PRINCIPLES ARE INTEGRAL TO BUILDING TRUST AND CONFIDENCE WITHIN THE INVESTMENT COMMUNITY.

DURING 2004, WE CONDUCTED A MAJOR REVIEW OF OUR ASSETS TO DETERMINE THE BEST BUSINESS STRUCTURE FOR OUR SHAREHOLDERS.


EDMONTON
WEST CENTRAL ALBERTA
BLACKSTONE
STOLBERG
STRACHAN
RICINUS
OLDS
THREE HILLS/
SWALWELL
CALGARY
HIGH RIVER

That review concluded that the vast majority of the former Esprit Exploration Ltd.'s properties were a natural fit for an income trust. After spinning off the more high growth, exploratory risk assets to a new junior exploration company and selling some non core assets, we are excited to have a portfolio of LONG-LIFE, lower risk natural gas weighted assets.

GOING FORWARD, the exploitation and development of these properties will remain a focus. As a trust, we aim to maintain our production and provide attractive cash distributions to our unitholders. Properties, such as those that make up our current asset base, can help us ACHIEVE THESE GOALS by providing consistent, reliable production well into the future. We believe our longer than average proved plus probable reserve life of 12 years gives us an advantage over most other trusts and gives investors added comfort in the sustainability of their distributions.

ESPRIT'S FOCUS has historically been on conventional natural gas with a bias towards sour gas. We feel that we have developed a core competency in this regard that can be leveraged as WE GROW ESPRIT TRUST.

With our current properties, we believe we can MAINTAIN PRODUCTION of 11,000 barrels of oil equivalent (boe) per day until early to mid-2006 without any acquisitions. We don't expect to wait until then to look for new properties, but it does give us time to evaluate OPPORTUNITIES as they arise and select those that are a strategic fit with our current portfolio and are accretive for unitholders.

We are constantly reviewing acquisition opportunities to find those that meet our criteria. The main CHARACTERISTICS for our search are:

- high quality, gas weighted assets (possibly sour)
- western Canada bias
- potential to become a new core area
- average to long reserve life
- at a price that adds per unit value for unitholders

REVIEW OF OPERATIONS

IN 2005, we are planning to spend approximately $40 million on our capital program. Over half of this is directed towards our drilling program and 35 percent will be spent on facilities with the intention of INCREASING EFFICIENCY and reliability and, in some cases, expanding capacity.

2005 Capital Expenditure Budget	
Drilling	$ 22 million
Facilities	$ 14 million
Land	$ 2 million
Seismic & Other	$ 2 million
Total	$ 40 million

2005 Production Forecast	
Olds	5,800 boe/d
West Central	2,700 boe/d
Three Hills/Swalwell	1,300 boe/d
High River	700 boe/d
Other	500 boe/d
Total	11,000 boe/d


R3
R1W5
R26
T35
T33
T31
T29
Esprit Land
2004 Esprit Wells
2004 Esprit North East Olds Pipeline
Esprit Pipelines
Esprit Facility

2004 KEY FACTS

125,926 TOTAL NET ACRES

44,406 NET UNDEVELOPED ACRES

5,338 BOE/D PRODUCTION

$37.8 MILLION CAPITAL EXPENDITURES

17 (15 NET) WELLS

2005 FORECAST

5,800 BOE/D PRODUCTION

$28.4 MILLION CAPITAL EXPENDITURES

27 (22 NET) WELLS

OLDS

Olds, located 100 kilometres north of Calgary, is Esprit Trust's cornerstone property. It contributes about half of our production and holds over two-thirds of our reserves. Olds has been producing for over 40 years and still has a reserve life of 18 years – the long-life characteristics of this natural gas field make it a solid foundation to build on.

Production at Olds is 85 percent natural gas; approximately 75 percent of this is sour gas. Esprit Trust owns the processing plant at Olds which processes both our own production and third party volumes. This gives us a high level of control over our costs and ensures our gas has continuous access to processing facilities. The revenue received from the third party processing allows us to reduce our operating costs in the area.

Historically, Olds has been known for successful horizontal drilling into the deeper Crossfield zone. Recently we have been drilling the up-hole zones of this property (Viking, Pekisko and Edmonton) where we have had good success finding sweet gas with lower cost drilling. We estimate that there are at least two years of drilling opportunities at Olds.

In 2004, we expanded the gathering system to bring an additional 1,300 mcf per day of our gas and 2,600 mcf per day of third party volumes through the plant, providing additional processing revenue and lowering operating costs.

We drilled a total of 17 gross wells at Olds in 2004; seven were the deeper Crossfield wells, where we managed to maintain flat drilling costs despite rising contractor costs. We drilled nine wells in our shallow program and were encouraged by the success rate and expect to continue to develop these up-hole zones going forward.

Production at Olds averaged 5,338 boe per day in 2004. This was up slightly from 2003 production of 5,263 boe per day. Production was affected in late summer/early fall due to operational issues. To correct these issues, a major maintenance program has been scheduled for the second quarter of 2005 which is expected to improve the operational reliability of the plant.

We believe there is significant additional value to be derived from the Olds area, and as such have developed an extensive plan to capitalize on this asset in 2005. We expect to spend approximately $28 million of capital in this area, with over half this amount going towards drilling, and approximately one-third towards facility upgrades. We plan to drill 27 gross wells; five deeper Crossfield wells and the remainder targeting shallower, sweet gas. Facilities expenditures include expansion of the gathering system and building a new pipeline to Red Lodge which is located approximately nine kilometres northwest of the Olds field. Also included in facilities expenditures is the major plant turnaround at Olds scheduled in mid-2005. This turnaround occurs every three years and is expected to significantly improve the reliability and efficiency of the plant. During the turnaround, we will also be executing numerous field projects including optimizing gas gathering systems and debottlenecking field compression. We estimate that these expenditures add an additional $5 million to our average annual capital expenditure budget for years in which a maintenance shutdown is carried out.

Olds will continue to significantly contribute to the Trust's production level in 2005 with production forecasted to be 5,800 boe per day. The additional funds directed towards improving facilities are anticipated to reduce the volatility experienced in 2004.

R15 R13 R11 R9 R7 R5

T45

BLACKSTONE

T43

T41

STOLBERG

T39

STRACHAN

T37

T35

T33

RICINUS

T31

T29

BENJAMIN

T27

Esprit Land

2004 Esprit Wells

Esprit Pipelines

Non-Operated Facility

2004 KEY FACTS

55,793 TOTAL NET ACRES

39,064 NET UNDEVELOPED ACRES

3,549 BOE/D PRODUCTION

$2.0 MILLION CAPITAL EXPENDITURES

6 (2 NET) WELLS

2005 FORECAST

2,700 BOE/D PRODUCTION

$2.8 MILLION CAPITAL EXPENDITURES

2 (2 NET) WELLS

WEST CENTRAL ALBERTA

Esprit Trust's most prolific well, is located at Blackstone, 110 kilometres northwest of Calgary, in the West Central Alberta core area. The Blackstone well has been producing since 2002. We have a 50 percent interest in the well which averages eight million cubic feet (mmcf) per day of sour gas, net to us. Discussions with our external reserve evaluators, complex modelling and close monitoring of production history have led to an increase of four billion cubic feet (bcf) of proved reserves and six bcf of total proved plus probable reserves being booked to this well. We now estimate that it has an eight-year reserve life at current production levels.

Production in West Central Alberta is 90 percent natural gas. This gas is treated at third party processing facilities and comprises about 30 percent of our total production. Our average working interest in this area totals 71 percent. The reserve life index in this area is seven years.

In 2004, Esprit Trust drilled six gross wells with five successful wells and one well currently being tested. Four of the successful wells targeted shallower zones and encountered commercial quantities of sweet gas. The remainder of the program targeted medium and deeper zones. A pipeline loop was installed at Blackstone in order to reduce wellhead flowing pressure and increase production by approximately 250 thousand cubic feet (mcf) per day of incremental sales gas net to Esprit Trust.

Production in West Central Alberta averaged 3,549 boe per day for 2004. This was down eight percent from 2003 due to normal declines, water issues at one well and other minor operational issues.

In 2005, we are planning on spending approximately $3 million in West Central Alberta. These plans include drilling two new gross wells; one well targeting the Edmonton sands and one the Ellerslie zone. Plans also include re-routing two wells into a lower pressure system to maximize well deliverability.

Production is expected to average 2,700 boe per day in 2005. This is down from 2004 volumes due to scheduled maintenance at Husky's Ram River processing plant which will impact our Blackstone production. This estimate also reflects continuing natural declines in the area.

R26

R24

R22W4

T34

THREE HILLS

T32

T30

SWALWELL

T28

Esprit Land

2004 Esprit Wells

2004 High Pressure Pipeline Bypass

Esprit Pipeline

Esprit Facility

Non-Operated Facility

2004 KEY FACTS

58,477 TOTAL NET ACRES

22,347 NET UNDEVELOPED ACRES

1,514 BOE/D PRODUCTION

$8.2 MILLION CAPITAL EXPENDITURES

11 (8 NET) WELLS

2005 FORECAST

1,300 BOE/D PRODUCTION

$2.7 MILLION CAPITAL EXPENDITURES

10 (5 NET) WELLS

THREE HILLS/SWALWELL

Three Hills is a mature, sweet gas property located 80 kilometres east of Olds. Swalwell is an exploitation area located south of Three Hills. This part of Alberta is typically an area of rolling farmland that can be accessed for drilling operations on a year-round basis.

As part of the reorganization process, all assets were evaluated and it was determined that the maximum value would be gained by selling our coal bed methane rights in this area, and distributing the proceeds to shareholders. We retained the conventional petroleum and natural gas rights below the shallow coal bed methane zones. This allowed us to remain focused on the areas where we have extensive experience and established core competencies, namely conventional natural gas exploitation and production.

This area shows strong potential to add value in terms of infill and development drilling. Wells here are low risk with a high chance for success and are relatively less expensive to drill. The resource found in the Three Hills/Swalwell core area is predominantly sweet gas.

During 2004, approximately $8 million was spent in this area to fund an 11 gross well drilling program in which we achieved a 92 percent success rate. The majority of these wells targeted the sweet gas found in the shallower Viking zone. We also improved the efficiency and capacity of our gathering systems in this area. We expanded our central compression facilities and installed a high pressure pipeline to bypass third party inlet compression bottlenecks.

Production in the Three Hills/Swalwell area averaged 1,514 boe per day in 2004. This represents a 15 percent increase from 2003, and reflects the tie-in of several successful wells and improvements made to the area's gathering system to boost available capacity.

In 2005, we are planning to spend approximately $3 million and expect to drill 10 gross wells. These wells are mostly focused in the Swalwell area where we will be drilling infill Viking wells.

Production is expected to average 1,300 boe per day in 2005, which is lower than 2004 due to normal declines in the area but will be partially offset by our infill drilling program.



ESPRIT ENERGY TRUST

- and -

ESPRIT ACQUISITION CORP.

ADMINISTRATION AGREEMENT

Effective August 16, 2004

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT, made effective as of the 16th day of August, 2004 by and between ESPRIT ENERGY TRUST, an open-end unincorporated investment trust established pursuant to the laws of the Province of Alberta (the "**Trust**"), and ESPRIT ACQUISITION CORP., a corporation established pursuant to the laws of Canada (the "**Administrator**").

WHEREAS:

A. the Trust wishes to retain the Administrator to provide certain administrative, advisory and operational services (the "**Administrative Services**") in connection with the Trust and the Trust Units;

B. the Administrator is willing to render the Administrative Services on the terms and conditions hereinafter set forth; and

C. the Administrator expects to amalgamate with Esprit Exploration Ltd. on the Effective Date pursuant to the Arrangement;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**Administrator**" means Esprit Acquisition Corp. and the corporation resulting from the amalgamation of Esprit Acquisition Corp. and Esprit pursuant to the Arrangement;

(b) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(c) "**Agreement**" means this Administration Agreement, as amended, restated or modified from time to time;

(d) "**Applicable Laws**" means any applicable law including any statute, regulation, bylaw, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award, decree or resolution of any Governmental Entity, whether or not having the force of law, binding on or applicable to any of the Parties hereto;

(e) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* involving, among other things, the acquisition of all of